Exhibit 99.2

UNITED STATES BANKRUPTCY COURT

NORTHERN DISTRICT OF GEORGIA

ATLANTA DIVISION

)
IN RE:	)	Chapter 11
)
CDC CORPORATION,	)	Case No. 11-79079
)
Debtor.	)	JUDGE BONAPFEL
)

REPORT OF BALLOTING

COMES NOW CDC Corporation, debtor and debtor-in-possession in the above-captioned Chapter 11 case (the “Debtor”), and hereby files this “Report of Balloting” in accordance with Rule 3018-1 of the Local Rules for the United States Bankruptcy Court for the Northern District of Georgia, relating to the First Amended Joint Plan of Reorganization for CDC Corporation dated July 3, 2012 and proposed by: the Debtor and the Official Committee of Equity Security Holders of CDC Corporation (as the same may be amended, modified or supplemented from time to time) (the “Plan”; Docket No. 475).1

I. CLASSES OF CLAIMS AND INTERESTS

CLASS 1 (PRIORITY CLAIMS). Class 1 shall consist of all Priority Claims, other than Priority Tax Claims. Holders of Class 1 Claims are Unimpaired by the Plan and the holders of Class 1 Claims are deemed to accept the Plan and therefore are not entitled to vote.

CLASS 2 (GENERAL UNSECURED CLAIMS). Class 2 consists of all General Unsecured Claims. Holders of Class 2 Claims are Unimpaired by the Plan and the holders of Class 2 Claims are deemed to accept the Plan and therefore are not entitled to vote.

[1]	Capitalized terms not otherwise defined herein shall have the meanings ascribed in the Plan.

CLASS 3 (EQUITY INTERESTS). Class 3 consists of Equity Interests in Debtor. Holders of Class 3 Interests are Impaired and entitled to vote to accept or reject the Plan.

II. BALLOTING

CLASS 3 – EQUITY INTERESTS

CLASS AND DESCRIPTION	ACCEPTANCES BY NUMBER OF SHARES VOTED		ACCEPTANCES BY PERCENTAGE OF SHARES VOTED	REJECTIONS BY NUMBER OF SHARES VOTED	REJECTIONS BY PERCENTAGE OF SHARES VOTED
Class 3 – Equity Interests	24,526,968.8446	[2]	99.9%	25,710.9377	0.1%

III. RESULTS OF BALLOTING

The Plan classifies claims and interests into one voting class. The voting is summarized as follows:

a) Class 3, consisting of Equity Interests in the Debtor, is Impaired and, as shown above, consistent with 11 U.S.C. § 1126(d), has voted by more than 2/3 in amount of allowed interests to accept the Plan.

b) The Plan also provided for a Class 3B consisting of all Eligible Equity Interest Holders that elected to be classified in Class 3B pursuant to Section 5.4(b) of the Plan. To the extent that holders of Equity Interests who made the election to be treated as Class 3B interests should be regarded as a separate class, of the votes included in the above tabulation, ballots representing 21,028.7753 total shares indicated the making of the 3B Election, of which holders of 19,916.7753 shares (94.7%) voted to accept the Plan and holders of 1,112 shares (5.3%) voted to reject the Plan. Accordingly, to the extent that Class 3B should be treated as a separate class,

[2]	This tabulation includes the votes of Asia Pacific On-Line Limited, a Cayman Islands Exempted Company (“APOL”) and Nicola Chu Ming Nga (“Chu”), both of whom were deemed to have cast Ballots in accordance with that certain Order Pursuant to Rule 9019(a) of the Federal Rules of Bankruptcy Procedure Authorizing and Approving a Settlement Agreement Asia Pacific On-Line Limited, a Cayman Islands Exempted Company, Nicola Chu Ming Nga, Antony Ren Haw Ip a/k/a Antony Yip, CDC Corporation, as Chapter 11 Debtor and Debtor in Possession, and the Official Committee of Equity Holders of the Debtor, entered on August 16, 2012 (Docket No. 518).

Class 3B, consisting of Equity Interests who elected Class 3B treatment, is Impaired and, consistent with 11 U.S.C. § 1126(d), has voted by more than 2/3 in amount of allowed interests to accept the Plan.

c) If Class 3A (consisting of Equity Interest Holders that did not elect to be classified in Class 3B pursuant to Section 5.4(b)) is treated as a separate class, then of the votes included in the above tabulation, holders of 24,507,052.0693 shares (99.9%) voted to accept the Plan and holders of 24,598.9377 shares (0.1%) voted to reject the Plan. Accordingly, to the extent that Class 3A should be treated as a separate class, Class 3A, consisting of Equity Interests who elected not to receive Class 3B treatment, is Impaired and, consistent with 11 U.S.C. § 1126(d), has voted by more than 2/3 in amount of allowed interests to accept the Plan.

d) The Plan also provided for a Class 3C consisting of those Equity Interests subordinated to all other Equity Interests or equitably disallowed, as a matter of law and/or equity pursuant to Final Order of the Court in any Subordination Action. There are currently no Holders of Equity Interests in Class 3C. Holders of Interests in Class 3C will not receive or retain any property under the Plan, and, pursuant to Section 1126(g) of the Bankruptcy Code, are deemed to reject the Plan, and, therefore, are not entitled to vote to accept or to reject the Plan. The holder of any interest that is junior to the interests of Class 3C holders will not receive or retain any property under the Plan.

IV. SOLICITATION AND SERVICE

As evidenced by an Affidavit of Service filed on August 2, 2012 (Docket No. 503), in order to effect proper service upon the members of Class 3 and in accordance with the Solicitation Procedures Order:

(a) On or before July 27, 2012, GCG caused true and correct copies of the following documents to be served via hand delivery on Broadridge Financial Solutions, Inc. (“Broadridge”), together with an instructional letter directing Broadridge to distribute said documents to those beneficial owners (the “Beneficial Owners”) of the publicly traded securities issued by the Debtor bearing CUSIP No. G2022L114 (the “Securities”) as of July 10, 2012 (the “Record Date”), as mailing agent for the nominees that it services:

(i)	the Debtor’s cover letter to Equity Interest Holders (the “Cover Letter”);

(ii)	the Letter in support of the Plan from the Official Committee of Equity Security Holders (the “Committee Letter”);

(iii)	Notice of Entry of Order (I) Approving Disclosure Statement; (II) Establishing Plan Voting Deadline, Confirmation Hearing, and Procedures for Filing Objections to Confirmation of the Plan; (III) Approving Form of Ballots; and (IV) Establishing Solicitation and Tabulation Procedures (the “Confirmation Hearing Notice”);

(iv)	a CD-ROM containing the Disclosure Statement and Plan (the Cover Letter, the Committee Letter, the Confirmation Hearing Notice, the Disclosure Statement and the Plan are hereinafter collectively referred to as the “Solicitation Package”); and

(v)	Instructions and Beneficial Ballot for Equity Interests of CDC Corporation (CUSIP # G2022L114) for Accepting or Rejecting Plan of Reorganization for CDC Corporation (the “Beneficial Ballot”).

(b) On or before July 27, 2012, GCG caused a true and correct copy of the following documents to be served via first class mail, postage prepaid, on the nominees who use Broadridge as a mailing agent (the “Broadridge Voting Nominees”):

(i)	the Solicitation Package;

(ii)	the Beneficial Ballot;

(iii)	Master Ballot and Instructions for Voting Nominees of Holders of Equity Interests in CDC Corporation (CUSIP # G2022L114) to Accept or Reject Plan of Reorganization for CDC Corporation (the “Master Ballot”); and

(iv)	an envelope preaddressed to GCG (the “GCG Return Envelope”).

(c) On or before July 27, 2012, GCG caused true and correct copies of the following documents to be served via first class mail, postage prepaid, on the nominees who do not use Broadridge as a mailing agent (the “Non-Broadridge Voting Nominees,” and together with the Broadridge Voting Nominees, the “Voting Nominees”) with an instructional letter directing the Non-Broadridge Voting Nominees to distribute said documents to all Beneficial Owners of the Securities as of the Record Date:

(i)	the Solicitation Package; and

(ii)	the Beneficial Ballot.

Also enclosed for the Non-Broadridge Voting Nominee’s own use was the Master Ballot and the GCG Return Envelope.

(d) On or before July 27, 2012, GCG caused a true and correct copy of the following documents to be served via first class mail, postage prepaid, on the Debtor’s option holders; the parties listed on the Schedule of Option Interests attached as Exhibit 1 to the Plan; the parties listed on the Schedule of Restricted Stock Awards attached as Exhibit 1 to the Plan; the Debtor’s Employee Stock Purchase Plan participants; and the registered holders of the securities issued by the Debtor bearing CUSIP G2022L106 or CUSIP G2022L114, as of the Record Date:

(i)	the Solicitation Package;

(ii)	Instructions and General Ballot for Equity Interests of CDC Corporation for Accepting or Rejecting Plan of Reorganization for CDC Corporation (the “General Ballot,” and together with the Beneficial Ballots and Master Ballots, the “Ballots”); and

(iii)	the GCG Return Envelope.

See Affidavit of Service (Docket No. 503).

Because certain Voting Nominees did not include a return envelope or instructions on where to return the Beneficial Ballots, some Beneficial Ballots were returned directly to the

Balloting Agent, the Debtor, or a party other than the Voting Nominee for such Beneficial Ballot. Although the Solicitation Procedures Order provided for Beneficial Ballots to be returned to the Voting Nominee, the procedures were modified in those cases where no instructions or return envelope had been included with the Beneficial Ballot. Specifically, the Debtor and the Equity Committee directed GCG to accept as valid those Beneficial Ballots that were returned directly to GCG together with the instruction sheet provided by said Voting Nominee’s mailing agent, which contained a verification of the number of shares held by the voter. Debtor shows that this modification of the procedures was consistent with the intent of the procedures set forth in the Solicitation Procedures Order.

V. CONCLUSION

Based on the foregoing, the Plan has received the requisite acceptances to be confirmed pursuant to the requirements of 11 U.S.C. § 1129.

Respectfully submitted, this 27th day of August, 2012.

LAMBERTH, CIFELLI, STOKES, ELLIS & NASON, P.A.
Counsel to the Debtor

By:	/s/ Gregory D. Ellis
Gregory D. Ellis
Georgia Bar No. 245310
gellis@lcsenlaw.com
3343 Peachtree Road, NE
East Tower, Suite 550
Atlanta, GA 30326-1022
(404) 262-7373
(404) 262-9911 (fax)

UNITED STATES BANKRUPTCY COURT

NORTHERN DISTRICT OF GEORGIA

ATLANTA DIVISION

)
IN RE:	)	Chapter 11
)
CDC CORPORATION,	)	Case No. 11-79079
)
Debtor.	)	JUDGE BONAPFEL
)

STATEMENT REGARDING BALLOTS NOT COUNTED

COMES NOW CDC Corporation, debtor and debtor-in-possession in the above-captioned Chapter 11 case (the “Debtor”), in accordance with Rule 3018-1 of the Local Rules for the United States Bankruptcy Court for the Northern District of Georgia, and files the following Statement Regarding Ballots Not Counted.

On July 13, 2012, the Court entered the Order and Notice Approving Disclosure Statement, Scheduling Hearing on Confirmation, Approving Certain Procedures with Respect to Voting and Solicitation, and Establishing Deadlines for Filing Ballots and Objections to Confirmation (Docket No. 489) (the “Solicitation Procedures Order”), governing, among other things, the mailing of appropriate notices and/or solicitation of votes to accept or reject the First Amended Joint Plan of Reorganization for CDC Corporation dated July 3, 2012 and proposed by: the Debtor and the Official Committee of Equity Security Holders of CDC Corporation (as the same may be amended, modified or supplemented from time to time) (the “Plan”; Docket No. 475).1

In accordance with the Solicitation Procedures Order, Ballots in the following categories were not counted or considered for any purpose in determining whether the Plan has been accepted or rejected:

(a)	Ballots where the holder or the holder’s representative did not use the authorized form or a form of Ballot substantially similar to such authorized form[2];

[1]	Capitalized terms not otherwise defined herein shall have the meanings ascribed in the Plan.
[2]	Exceptions to this provision are the votes of Asia Pacific On-Line Limited, a Cayman Islands Exempted Company (“APOL”) and Nicola Chu Ming Nga (“Chu”), both of whom were deemed to have cast Ballots in accordance with that certain Order Pursuant to Rule 9019(a) of the Federal Rules of Bankruptcy Procedure Authorizing and Approving a Settlement Agreement Among Asia Pacific On-Line Limited, a Cayman Islands Exempted Company, Nicola Chu Ming Nga, Antony Ren Haw Ip a/k/a Antony Yip, CDC Corporation, as Chapter 11 Debtor and Debtor in Possession, and the Official Committee of Equity Holders of the Debtor, entered on August 16, 2012 (Docket No. 518).

(b)	General Ballots and Master Ballots not received by the Balloting Agent, GCG, Inc. (“GCG”) on or before the Plan Voting Deadline;

(c)	Ballots where the holder or the holder’s authorized representative checked boxes indicating both acceptance and rejection of the Plan;

(d)	Ballots where the holder or the holder’s authorized representative failed to indicate an acceptance or rejection of the Plan;

(e)	Ballots not signed by the holder or the holder’s authorized representative;

(f)	General Ballots and Beneficial Ballots where the individual or institution casting the Ballot (whether directly or as representative) was not a holder of an Equity Interest as of the Voting Record Date;

(g)	Ballots that were illegible or contain insufficient information to permit the identification of the holder or the holder’s authorized representative;

(h)	Beneficial Ballots that were returned directly to the Balloting Agent, the Debtor, or any party other than the Voting Nominee for such Beneficial Ballot, provided, however, that because certain Voting Nominees did not include a return envelope or instructions on where to return the Beneficial Ballots, GCG, upon the direction and consent of counsel for the Debtor and counsel for the Equity Committee, accepted as valid those Beneficial Ballots that were returned directly to GCG together with the instruction sheet provided by said Voting Nominee’s mailing agent, which contained a verification of the number of shares held by the voter;[3] and

(i)	Ballots that were sent by facsimile transmission, email or other electronic means.

Copies of ballots not counted are voluminous and will not be filed with the Court unless the Court directs that they be filed, and, in that event, Debtor requests time to redact any personally identifiable information from those ballots. Copies of ballots not counted will be made available for review by any party in interest that requests review. Attached as Exhibit “B”

[3]	Debtor shows that some Voting Nominees modified the procedure set forth in the Solicitation Procedures Order for service of the Solicitation Package by not including a return envelope with the Beneficial Ballot, but this did not materially effect the vote, since Debtor and the Equity Committee directed GCG to accept as valid those Beneficial Ballots that were returned directly to GCG together with the instruction sheet provided by said Voting Nominee’s mailing agent, which contained a verification of the number of shares held by the voter.

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to the Declaration of Jeffrey S. Stein of GCG, Inc. (attached to the Certification of Voting filed contemporaneously herewith) is a summary listing the ballots or votes not counted. A large number of the ballots or votes on this list were not counted because the voter failed to indicate acceptance or rejection of the Plan on the ballot. Beyond the “no vote” category, there are only three rejecting votes on the attached list of ballots or votes not counted. Of these, one vote (a vote included on Master Ballot ID#304 from State Street Bank & Trust Company and not counted because it was received after the Voting Deadline) was a rejection vote for 16 shares. Another rejection vote (Ballot ID#25) was cast by a person not entitled to vote in Class 3. The last rejection vote (Ballot ID# 130) is a Beneficial Ballot for an unknown number of shares. All other ballots on the attached list of ballots not counted are votes to accept the plan. Accordingly, Debtor shows that, even if the ballots voting to reject on the attached list were not excluded, the overall vote of the class to accept the Plan would not be affected.

Respectfully submitted, this 27th day of August, 2012.

LAMBERTH, CIFELLI, STOKES, ELLIS & NASON, P.A.
Counsel to the Debtor

By:	/s/ Gregory D. Ellis
Gregory D. Ellis
Georgia Bar No. 245310
gellis@lcsenlaw.com
3343 Peachtree Road, NE
East Tower, Suite 550
Atlanta, GA 30326-1022
(404) 262-7373
(404) 262-9911 (fax)

3

UNITED STATES BANKRUPTCY COURT

NORTHERN DISTRICT OF GEORGIA

ATLANTA DIVISION

)
IN RE:	)	Chapter 11
)
CDC CORPORATION,	)	Case No. 11-79079
)
Debtor.	)	JUDGE BONAPFEL
)

CERTIFICATION OF VOTING

COMES NOW CDC Corporation, debtor and debtor-in-possession in the above-captioned Chapter 11 case (the “Debtor”), and hereby certifies that all ballots as filed and maintained by GCG, Inc., as Official Balloting Agent1, and as set forth in the “Report of Balloting” filed contemporaneously herewith, were counted and tallied for the Class for which those ballots were filed. Attached hereto is a certification of the Official Balloting Agent certifying that all ballots were counted and tallied for the appropriate Class.

Respectfully submitted, this 27th day of August, 2012.

LAMBERTH, CIFELLI, STOKES, ELLIS & NASON, P.A.
Counsel to the Debtor

By:	/s/ Gregory D. Ellis
Gregory D. Ellis
Georgia Bar No. 245310
gellis@lcsenlaw.com
3343 Peachtree Road, NE
East Tower, Suite 550
Atlanta, GA 30326-1022
(404) 262-7373
(404) 262-9911 (fax)

[1]	Pursuant to the Order Authorizing the Retention of GCG, Inc., as Official Noticing Agent entered February 17, 2012 (Docket No. 193) and Supplemental Order Authorizing the Retention of GCG, Inc., as Official Balloting Agent entered April 26, 2012 (Docket No. 346), the Debtor retained GCG to assist the Debtor with, inter alia, the solicitation and tabulation of votes in connection with the First Amended Joint Plan of Reorganization for CDC Corporation dated July 3, 2012 and proposed by: the Debtor and the Official Committee of Equity Security Holders of CDC Corporation (as the same may be amended, modified or supplemented from time to time) (Docket No. 475).

DECLARATION OF OFFICIAL BALLOTING AGENT FOLLOWS

UNITED STATES BANKRUPTCY COURT

NORTHERN DISTRICT OF GEORGIA

ATLANTA DIVISION

IN RE:	)	CHAPTER 11
)
CDC CORPORATION,	)	CASE NO. 11-79079
)
Debtor.	)	JUDGE BONAPFEL
)

DECLARATION OF JEFFREY S. STEIN OF GCG, INC.

CERTIFYING THE METHODOLOGY FOR THE TABULATION OF VOTES ON

AND RESULTS OF VOTING WITH RESPECT TO THE FIRST AMENDED

JOINT PLAN OF REORGANIZATION FOR CDC CORPORATION

INTRODUCTION

1. I am a Vice President with GCG, Inc. (“GCG” or the “Balloting Agent”) and have personal knowledge of the facts set forth herein. GCG is a bankruptcy and class action settlement administration firm headquartered in Lake Success, New York.

2. Pursuant to the Order Authorizing the Retention of GCG, Inc., as Official Noticing Agent entered February 17, 2012 (Docket No. 193) and Supplemental Order Authorizing the Retention of GCG, Inc., as Official Balloting Agent entered April 26, 2012 (Docket No. 346), the Debtor retained GCG to assist the Debtor with, inter alia, the solicitation and tabulation of votes in connection with the First Amended Joint Plan of Reorganization for CDC Corporation dated July 3, 2012 (Docket No. 475) (as the same may be amended, modified or supplemented from time to time, the “Plan”).1

3. On July 3, 2012, the Debtor and the Official Committee of Equity Security Holders of CDC Corporation (the “Equity Committee”) filed with this Court the Disclosure Statement in Connection with First Amended Joint Plan of Reorganization for CDC Corporation (Docket No. 476) (together with all Exhibits thereto, the “Disclosure Statement”). On July 13,

[1]	Capitalized terms used and not otherwise defined herein shall have the meaning given to them in the Plan and/or the Solicitation Procedures Order (as hereinafter defined).

2012, the Court entered the Order and Notice Approving Disclosure Statement, Scheduling Hearing on Confirmation, Approving Certain Procedures with Respect to Voting and Solicitation, and Establishing Deadlines for Filing Ballots and Objections to Confirmation (Docket No. 489) (the “Solicitation Procedures Order”), governing, among other things, the mailing of appropriate notices and/or solicitation of votes to accept or reject the Plan from the following classes:

CLASS	DESCRIPTION	IMPAIRED/UNIMPAIRED
1	Priority Claims	Unimpaired
2	General Unsecured Claims	Unimpaired
3	Equity Interests	Impaired

MAILING OF SOLICITATION PACKAGES

4. On or before July 27, 2012, in order to effect proper service upon the members of Class 32 and in accordance with the Solicitation Procedures Order:

(a) GCG caused true and correct copies of the following documents to be served via hand delivery on Broadridge Financial Solutions, Inc. (“Broadridge”), together with an instructional letter directing Broadridge to distribute said documents to those beneficial owners (the “Beneficial Owners”) of the publicly traded securities issued by the Debtor bearing CUSIP No. G2022L114 (the “Securities”) as of July 10, 2012 (the “Record Date”), as mailing agent for the nominees that it services:

(i)	the Debtor’s cover letter to Equity Interest Holders (the “Cover Letter”);

(ii)	the Letter in support of the Plan from the Official Committee of Equity Security Holders (the “Committee Letter”);

[2]	GCG was requested by Debtor’s counsel to effect service only upon the members of Class 3. Debtor’s counsel assumed responsibility for service upon members of the unimpaired Classes and other interested parties.

2

(iii)	Notice of Entry of Order (I) Approving Disclosure Statement; (II) Establishing Plan Voting Deadline, Confirmation Hearing, and Procedures for Filing Objections to Confirmation of the Plan; (III) Approving Form of Ballots; and (IV) Establishing Solicitation and Tabulation Procedures (the “Confirmation Hearing Notice”);

(iv)	a CD-ROM containing the Disclosure Statement and Plan (the Cover Letter, the Committee Letter, the Confirmation Hearing Notice, the Disclosure Statement and the Plan are hereinafter collectively referred to as the “Solicitation Package”); and

(v)	Instructions and Beneficial Ballot for Equity Interests of CDC Corporation (CUSIP # G2022L114) for Accepting or Rejecting Plan of Reorganization for CDC Corporation (the “Beneficial Ballot”).

(b) GCG caused a true and correct copy of the following documents to be served via first class mail, postage prepaid, on the nominees who use Broadridge as a mailing agent (the “Broadridge Voting Nominees”):

(i)	the Solicitation Package;

(ii)	the Beneficial Ballot;

(iii)	Master Ballot and Instructions for Voting Nominees of Holders of Equity Interests in CDC Corporation (CUSIP # G2022L114) to Accept or Reject Plan of Reorganization for CDC Corporation (the “Master Ballot”); and

(iv)	an envelope preaddressed to GCG (the “GCG Return Envelope”).

(c) GCG caused true and correct copies of the following documents to be served via first class mail, postage prepaid, on the nominees who do not use Broadridge as a mailing agent (the “Non-Broadridge Voting Nominees,” and together with the Broadridge Voting Nominees, the “Voting Nominees”) with an instructional letter directing the Non-Broadridge Voting Nominees to distribute said documents to all Beneficial Owners of the Securities as of the Record Date:

(i)	the Solicitation Package; and

(ii)	the Beneficial Ballot.

Also enclosed for the Non-Broadridge Voting Nominee’s own use was the Master Ballot and the GCG Return Envelope.

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(d) GCG caused a true and correct copy of the following documents to be served via first class mail, postage prepaid, on the Debtor’s option holders; the parties listed on the Schedule of Option Interests attached as Exhibit 1 to the Plan; the parties listed on the Schedule of Restricted Stock Awards attached as Exhibit 1 to the Plan; the Debtor’s Employee Stock Purchase Plan participants; and the registered holders of the securities issued by the Debtor bearing CUSIP G2022L106 or CUSIP G2022L114, as of the Record Date:

(i)	the Solicitation Package;

(ii)	Instructions and General Ballot for Equity Interests of CDC Corporation for Accepting or Rejecting Plan of Reorganization for CDC Corporation (the “General Ballot,” and together with the Beneficial Ballots and Master Ballots, the “Ballots”); and

(iii)	the GCG Return Envelope.

See Affidavit of Service (Docket No. 503).

5. GCG promptly complied with all requests for additional or replacement solicitation materials and/or (in the case of parties entitled to vote) General Ballots, Beneficial Ballots and/or Master Ballots.

TABULATION PROCEDURES

6. Pursuant to the Solicitation Procedures Order, members of Class 3 were to return the applicable General Ballots and Master Ballots to CDC Corporation, c/o GCG, Inc., P.O. Box 9872, Dublin, OH 43017-5772, or if by hand delivery or overnight courier, to CDC Corporation, c/o GCG, Inc., 5151 Blazer Parkway, Suite A, Dublin, OH 43017, so as to be received by GCG no later than August 20, 2012, at 4:00 p.m., prevailing Eastern Time (the “Voting Deadline”).3

[3]	Each Beneficial Owner of the Securities was instructed to return its Beneficial Ballot to its respective Voting Nominee in sufficient time to allow said Nominee to submit its Master Ballot to GCG by the Voting Deadline. Where the Beneficial Owner mailed its Beneficial Ballot directly to GCG, (i) as a courtesy, if the Voting Nominee was identified on the Beneficial Ballot, GCG attempted to contact the respective Voting Nominee and forward the Beneficial Ballot for inclusion on a Master Ballot, or (ii) if the Nominee was not identified on the Beneficial Ballot, GCG attempted to contact the Beneficial Owner to obtain the Voting Nominee contact information and then contact the Voting Nominee to forward the Beneficial Ballot for inclusion on said Voting Nominee’s Master Ballot. When GCG was unable to contact the Beneficial Owner, GCG processed the Beneficial Ballot.

4

7. Upon GCG’s receipt of a General Ballot or Master Ballot (or a Beneficial Ballot that GCG did not forward to a Nominee to process):

(a) GCG personnel opened the envelope containing the Ballot and stamped it with the date and time received. GCG personnel then scanned the Ballot into GCG’s system and assigned a sequential number to the Ballot (the “Sequence Number”); and

(b) GCG personnel then entered into a computer database, reserved exclusively for recording votes in the Debtor’s bankruptcy case, all pertinent information from the Ballot, including the date of receipt, Sequence Number, number of common shares, number of option interests and number of restricted stock awards, acceptance or rejection of the Plan and election to be treated as a Class 3B Equity Interest holder (the “Class 3B Election”), where applicable.

8. In accordance with the Solicitation Procedures Order:

(a) Holders of Equity Interests were entitled to vote (i) the number of Common Shares held by a holder as of the Record Date as reflected in (A) the report issued by the Depository Trust Company, or (B) the list of registered holders as maintained by the Debtor’s transfer agent; and (ii) the number of Common Shares resulting from an Equity Interest, excluding Common Shares, taking into account any conversion, as reflected in a proof of interest filed by the Plan Voting Deadline.4

(b) To be eligible to vote any Option Interests, Restricted Stock Awards, and /or Equity Rights, the holder of same was required to disclose in a filed proof of interest the total number of Option Interests, Restricted Stock Awards, and/or Equity Rights and how such Equity Interests are held, whether held directly, through a Voting Nominee, or some other form of ownership.

[4]	No objections were filed to any Ballots in the Debtor’s bankruptcy case, so no Ballot was not counted as a result of an objection thereto.

5

9. In accordance with the Solicitation Procedures Order, Ballots in the following categories were not counted or considered for any purpose in determining whether the Plan has been accepted or rejected:

(a)	Ballots where the holder or the holder’s representative did not use the authorized form or a form of Ballot substantially similar to such authorized form[5];

(b)	General Ballots and Master Ballots not received by the Balloting Agent on or before the Plan Voting Deadline;

(c)	Ballots where the holder or the holder’s authorized representative checked boxes indicating both acceptance and rejection of the Plan;

(d)	Ballots where the holder or the holder’s authorized representative failed to indicate an acceptance or rejection of the Plan;

(e)	Ballots not signed by the holder or the holder’s authorized representative;

(f)	General Ballots and Beneficial Ballots where the individual or institution casting the Ballot (whether directly or as representative) was not a holder of an Equity Interest as of the Voting Record Date;

(g)	Ballots that were illegible or contain insufficient information to permit the identification of the holder or the holder’s authorized representative;

(h)	Beneficial Ballots that were returned directly to the Balloting Agent, the Debtor, or any party other than the Voting Nominee for such Beneficial Ballot[6]; and

(i)	Ballots that were sent by facsimile transmission, email or other electronic means.

10. Pursuant to the Solicitation Procedures Order, GCG tabulated all of the Ballots in accordance with the following procedures and assumptions:

(a)	If, prior to the Plan Voting Deadline, a voting holder of an Equity Interest cast more than one Ballot for the same Equity Interest, the last properly completed Ballot received by GCG prior to the Plan Voting Deadline was deemed to reflect such voting holder’s intent and to supersede any prior Ballot.

(b)	To the extent that conflicting votes or “overvotes” were submitted by a Voting Nominee, GCG attempted to reconcile such discrepancies with the Voting Nominee, and to the extent that overvotes on a Master Ballot were not reconcilable prior to the

[5]	Exceptions to this provision are the votes of Asia Pacific On-Line Limited, a Cayman Islands exempted company (“APOL”), and Nicola Chu Ming Nga (“Chu”), both of whom were deemed to have cast Ballots in accordance with that certain Order Pursuant to Rule 9019(a) of the Federal Rules of Bankruptcy Procedure Authorizing and Approving a Settlement Agreement Among Asia Pacific On-Line Limited, a Cayman Islands Exempted Company, Nicola Chu Ming Nga, Antony Ren Haw Ip a/k/a Antony Yip, CDC Corporation, as Chapter 11 Debtor and Debtor in Possession, and the Official Committee of Equity Holders of the Debtor, entered on August 16, 2012 (Docket No. 518) (the “APOL/Chu Order”).
[6]	GCG, upon the direction and consent of counsel for the Debtor and counsel for the Equity Committee, accepted as valid those Beneficial Ballots that were returned directly to GCG together with the instruction sheet provided by said Voting Nominee’s mailing agent, which contained a verification of the number of shares held by the voter.

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preparation of the vote certification, GCG applied the votes to accept and to reject the Plan in the same proportion as the votes to accept and reject the Plan submitted on the Master Ballot that contained the overvote, but only to the extent of the Voting Nominee’s position in the Equity Interests.

11. GCG complied in all respects with the provisions of the Solicitation Procedures Order, including as to provisions thereof not explicitly set forth herein.

12. GCG is in possession of the Ballots received, and same are available for review during GCG’s regular business hours at 5151 Blazer Parkway, Suite A, Dublin, OH 43017.

TABULATION RESULTS

13. GCG received a total of 243 General or Beneficial Ballots7 and 61 Master Ballots, representing a total of 24,668,637.1322 shares, 24,553,679.7823 shares of which were voted on valid Ballots and 115,957.34998 shares of which were voted on invalid Ballots (the “Invalid Ballots”). All Class 3 Ballots received by GCG were counted and tallied as valid with the exception of the Invalid Ballots. The results of the tabulation of valid Ballots are set forth below:

CLASS	ACCEPT THE PLAN		REJECT THE PLAN
	Number of Shares Voted/ Percentage of Number of Shares Voted	Number of Votes/ Percentage of Number of Votes	Number of Shares Voted/Percentage of Number of Shares Voted	Number of Votes/ Percentage of Number of Votes
3	24,526,968.8446 / 99.9%	N/A	25,710.9377 / .1%	N/A

14. Of the votes included in the above tabulation, a total of 37 General or Beneficial Ballots and 30 Master Ballots representing 21,028.7753 total shares indicated the making of the 3B Election, of which holders of 19,916.7753 shares voted to accept the Plan and holders of 1,112 shares voted to reject the Plan.

[7]	Including the votes of APOL and Chu pursuant to the APOL/Chu Order (see footnote 5).
[8]	For purposes of the tabulation of invalid Ballots, Beneficial Ballots that were submitted directly to GCG without accompanying documentation that would have enabled GCG to verify the number of shares held by the voter were tabulated as representing zero shares.

7

15. Exhibit A attached hereto sets forth a detailed accounting of the aforesaid tabulation.

16. Exhibit B attached hereto sets forth a detailed accounting of all invalid Ballots9. In connection therewith, the following entries under “Reasons for Invalid Status” have the following meanings:

(a) “Improper Delivery” means that the Ballot was sent directly to the Debtor, its counsel or some other third party other than GCG, and in the case of a Beneficial Ballot, that the Ballot was sent directly to GCG rather than the voter’s Voting Nominee (except as set forth in footnote “6” hereof).

(b) “Late” means that the Ballot was received after the Voting Deadline of August 20, 2012, at 4:00 p.m., prevailing Eastern Time

(c) “No Vote” means that the voter failed to indicate acceptance or rejection of the Plan.

(d) “No Vote Detail” means that the Master Ballot included only a total of the Beneficial Ballots received and tallied but failed to provide the required details of each individual vote.

(e) “Not Entitled to Vote” means that the Ballot was cast by a party not entitled to vote in that Class.

(f) “Not Signed” means that the voter failed to sign the Ballot.

(g) “Superseded” means that the Ballot was superseded by a later Ballot cast by the same party on account of the same Equity Interests.

[9]	Exhibit B reflects all invalid ballots received by GCG and processed through Wednesday, August 22, 2012. Any ballots received after this date were date and time stamped and assigned a Sequence Number, as per paragraph “7(a)”, and are available for review as specified in paragraph “12”.

8

17. In accordance with 28 U.S.C. § 1746, I declare under penalty of perjury that the foregoing is true and correct to the best of my knowledge and belief.

Jeffrey S. Stein

Dated: August 27, 2012

9

EXHIBIT A

BLT01	Detail Report of Voting Results	Page 1 of 30
BLT01221	CDC CORP. CASE ADMINISTRATION	23-Aug-12 2:31 PM

Class 3 Equity Interests

BallotType	Ballot ID & Voter Name	Acct No.	Shares Accepting	Shares Rejecting	Elect 3B
Beneficial	#89: F NICK JUSSILA JR AND KAREN ANN JUSSILA		0.000000	333.000000	N
Beneficial	#82: JAMES P O’CONNOR		400.000000	0.000000	N
Beneficial	#83: JAMES P O’CONNOR JR		200.000000	0.000000	N
Beneficial	#255: KATHLEEN T RYAN		20.000000	0.000000	N
Beneficial	#109: MIHAELA EUGENIA SAHAGEAN		475.000000	0.000000	N
Beneficial	#110: OHANES SAHAGEAN		333.000000	0.000000	N
Beneficial	#247: SEI PRIVATE TRUST CO		1,333.000000	0.000000	N
Beneficial	#139: THOMAS MCCARTHY		38.000000	0.000000	Y
Beneficial	#108: ZUWEI XU & ZHENGJIE JIANG		333.000000	0.000000	N
General	#68: ALEX MCBETH		111.708000	0.000000	N
General	#9: ALEXANDER S FINNEY & LOIS I FINNEY		3.000000	0.000000	Y
General	#200: ALEXIS BIRNIE		3.000000	0.000000	N
General	#33: ANN K RAMSDELL		10.000000	0.000000	Y
General	#29: ARVIND RAMAN		1,008.000000	0.000000	N
General	#35: ARVIND RAMAN		1,411.000000	0.000000	N
General	#142: ASIA PACIFIC ON-LINE LIMITED		6,882,493.000000	0.000000	N
General	#123: BEDROS KOOSHERIAN		164.000000	0.000000	N
General	#117: BEN LAYMAN CASTELLOW		343.084500	0.000000	N
General	#124: BETH COLEMAN & ROBERT ASBURY		65.000000	0.000000	Y
General	#206: BJARNE MATTILA		333.333300	0.000000	N
General	#66: BRONISLAW CUPRYS		333.000000	0.000000	N
General	#41: CAROL MCCLAIN		666.666700	0.000000	N
General	#18: CAROLINE L HALLING		21.000000	0.000000	Y
General	#5: CHARLES W MARCUM		30.000000	0.000000	Y
General	#57: CHRIS GREGORY		159.079700	0.000000	N
General	#51: CRAIG DUDLEY		437.356400	0.000000	N
General	#40: DAREN KINNAIRD		666.000000	0.000000	N
General	#39: DAREN KINNAIRD		0.211700	0.000000	N
General	#32: DAVID LANGWORTHY		34.000000	0.000000	Y
General	#192: DAVID R ATKINSON & CAROL M ATKINSON		0.000000	849.000000	N
General	#122: DAVID R PRESTON		333.333300	0.000000	N
General	#70: DAVID WILLIAMS		614.993400	0.000000	N
General	#23: DEAN VARVERIS		638.945600	0.000000	N

BLT01	Detail Report of Voting Results	Page 2 of 30
BLT01221	CDC CORP. CASE ADMINISTRATION	23-Aug-12 2:31 PM

Class 3 Equity Interests

BallotType	Ballot ID & Voter Name	Acct No.	Shares Accepting	Shares Rejecting	Elect 3B
General	#10: DEBBY H LEVINE		27.000000	0.000000	N
General	#204: DORIS HAROPULOS		132.000000	0.000000	N
General	#17: DOUGLAS BARRON		29.608400	0.000000	Y
General	#44: EDWARD W GARVER SR		66.000000	0.000000	N
General	#6: FENNY YU SIU		0.000000	200.000000	N
General	#8: GLORIA MONTISANTI		65.000000	0.000000	Y
General	#116: GOLDEN TRIPOD TECHNOLOGY LTD		2,454,244.000000	0.000000	N
General	#50: GREGORY NEWELL		754.940900	0.000000	N
General	#47: HEIDI ROBERTSON		2,074.121400	0.000000	N
General	#31: HENRY G CHUN		66.000000	0.000000	Y
General	#64: IRWIN L BERGER & ALMA R BERGER		166.000000	0.000000	N
General	#97: JAMES DAVID WOOD		1,842.552500	0.000000	N
General	#43: JAMES R SADLER		44.698300	0.000000	Y
General	#60: JOHAN KARSTEN		1,333.333300	0.000000	N
General	#94: JOHN IOZZIO		49.000000	0.000000	Y
General	#203: JOHN PAMULA		10.000000	0.000000	Y
General	#19: JOHN R HALLING & CAROLINE L HALLING		3.000000	0.000000	Y
General	#118: JOSEPH A MURPHY		69.000000	0.000000	N
General	#45: JUSSI-TUOMAS TURUNEN		1,566.455000	0.000000	N
General	#93: K. F. R CHIEN		97,838.000000	0.000000	N
General	#4: KEITH C BOCK		4.000000	0.000000	Y
General	#22: KELLY TAKEMOTO		4.000000	0.000000	Y
General	#54: KIRK MUCCINI		230.000000	0.000000	Y
General	#79: KRISTY WHEELER		173.000000	0.000000	N
General	#27: KWOK TIM LEE		100.000000	0.000000	Y
General	#72: LEE H KENWORTHY		100.000000	0.000000	Y
General	#156: LEON JAN		1,332.662800	0.000000	Y
General	#42: LEUNG LEE		1,156.337000	0.000000	N
General	#14: LEWIS W SHEPHERD		8.000000	0.000000	Y
General	#207: LINDA SINGER		333.333400	0.000000	N
General	#224: LINDSAY REWCASTLE		3,088.000000	0.000000	N
General	#2: LORRAINE SIEGEL & PAUL R SIEGEL		130.000000	0.000000	N
General	#95: MAGNUS JOHANSON		825.370800	0.000000	N

BLT01	Detail Report of Voting Results	Page 3 of 30
BLT01221	CDC CORP. CASE ADMINISTRATION	23-Aug-12 2:31 PM

Class 3 Equity Interests

BallotType	Ballot ID & Voter Name	Acct No.	Shares Accepting	Shares Rejecting	Elect 3B
General	#201: MAGNUS KARLSSON		2,154.820200	0.000000	N
General	#77: MARIA C MCLEOD		291.000000	0.000000	N
General	#120: MARK SCHMIT		1,865.097500	0.000000	N
General	#63: MATT TURNER		0.037500	0.000000	Y
General	#30: MATTHEW J DRUKER		1,537.072200	0.000000	N
General	#61: MICHAEL G WIEGERS		34.000000	0.000000	Y
General	#202: MICHAEL MITCHELL		23.768300	0.000000	Y
General	#38: MICHAEL O REILLY		100.000000	0.000000	Y
General	#55: MICHELLE MITCHELL		1,646.145900	0.000000	N
General	#141: NICOLA CHU MING NGA		1,662,998.000000	0.000000	N
General	#20: NORMAN TERRY LANE		166.000000	0.000000	N
General	#80: PATRICK A MORATELLI		16.000000	0.000000	N
General	#15: PATTI R BLAZEJEWSKI &		14.000000	0.000000	Y
General	#199: PENG EE OOI		1,414.419500	0.000000	N
General	#46: PER-OLOF EKHOLTZ		666.666700	0.000000	N
General	#36: PETER J EMBRIANO		116.000000	0.000000	N
General	#227: PETER R SWANSON		0.000000	1,666.937700	N
General	#74: R.F. HASZING		1,833.650600	0.000000	N
General	#28: REX R ANDERSON		212.000000	0.000000	N
General	#34: RICHARD CRAIG		333.333300	0.000000	N
General	#73: RICHARD TESTER		1,199.377300	0.000000	N
General	#157: RICHARD Y LIU		33.000000	0.000000	Y
General	#76: ROBERT COURSON		10.000000	0.000000	Y
General	#69: ROBERT GOODE		33.000000	0.000000	Y
General	#151: ROBERT L GUNTER		66.000000	0.000000	Y
General	#7: ROBERT W PLUMMER		16.000000	0.000000	N
General	#62: ROY THOMAS		1,945.387900	0.000000	N
General	#105: SERA IGGLESDEN		326.102800	0.000000	N
General	#104: SHAN FENG YIP & JING XIU LI		200.000000	0.000000	N
General	#56: STEPHEN CONGDON		317.312800	0.000000	N
General	#75: SUSAN SWAMER		519.905800	0.000000	N
General	#217: SUZANNE D KILLEEN		26.000000	0.000000	Y
General	#12: TERESA BURT		75.000000	0.000000	Y

BLT01	Detail Report of Voting Results	Page 4 of 30
BLT01221	CDC CORP. CASE ADMINISTRATION	23-Aug-12 2:31 PM

Class 3 Equity Interests

BallotType	Ballot ID & Voter Name	Acct No.	Shares Accepting	Shares Rejecting	Elect 3B
General	#162: THOMAS NEVILLE & ANNETTE MARGARET BARR		25.000000	0.000000	Y
General	#164: THOMAS NEVILLE BARRY &		6.000000	0.000000	Y
General	#163: THOMAS NEVILLE BARRY &		33.000000	0.000000	Y
General	#13: TSIN HWEI LU CUST JIMMY C LU		49.000000	0.000000	Y
General	#71: UBAID MUKRI		16.000000	0.000000	N
General	#24: UNA I LEON & PHYLLIS C LEON		10.000000	0.000000	N
General	#98: VENKATESWARA R JONNA		889.959900	0.000000	N
General	#48: VERLYN C HAZLETT		333.000000	0.000000	N
General	#16: WARREN WEICKERT		29.000000	0.000000	Y
General	#65: WLADYSLAWA CUPRYS		333.000000	0.000000	N
Master	#249: AMERIPRISE	0856	60.000000	0.000000	Y
Master	#237: APEX CLEARING	0616	4,000.000000	0.000000	N
Master		6218	0.000000	199.000000	N
Master		0215	116.000000	0.000000	N
Master		5627	733.000000	0.000000	N
Master		0-26	333.000000	0.000000	N
Master	#113: BMO NESBITT BURNS	0-12	1,000.000000	0.000000	N
Master	#143: BMO NESBITT BURNS	5469	16.000000	0.000000	Y
Master	#112: BMO NESBITT BURNS	9-25	6,000.000000	0.000000	N
Master		1-21	1,000.000000	0.000000	N
Master	#251: BNY MELLON/MELLON TR OF NEW ENGLAND NA	NT 1	33.000000	0.000000	Y
Master	#229: BROWN BROTHERS HARRIMAN & CO	1690	666.000000	0.000000	N
Master		5520	166.000000	0.000000	N
Master		0113	4,000.000000	0.000000	N
Master		5792	130,460.000000	0.000000	N
Master		7004	400.000000	0.000000	N
Master		0070	173.000000	0.000000	N
Master		5317	666.000000	0.000000	N
Master		5317	11.000000	0.000000	Y
Master		5317	212.000000	0.000000	Y
Master		5317	28.000000	0.000000	Y
Master		5317	33.000000	0.000000	Y
Master		5317	764.000000	0.000000	N
Master		5317	366.000000	0.000000	N

BLT01	Detail Report of Voting Results	Page 5 of 30
BLT01221	CDC CORP. CASE ADMINISTRATION	23-Aug-12 2:31 PM

Class 3 Equity Interests

BallotType	Ballot ID & Voter Name	Acct No.	Shares Accepting	Shares Rejecting	Elect 3B
Master	#229: BROWN BROTHERS HARRIMAN & CO	5317	1,821.000000	0.000000	N
Master		5317	40.000000	0.000000	Y
Master		3976	266.000000	0.000000	N
Master		3976	267.000000	0.000000	N
Master		8698	217.000000	0.000000	N
Master		0597	226.000000	0.000000	N
Master		0522	1,333.000000	0.000000	N
Master		0852	33.000000	0.000000	Y
Master		0852	43.000000	0.000000	Y
Master		6083	50.000000	0.000000	Y
Master	#148: CANACCORD GENUITY CORP		400.000000	0.000000	N
Master	#238: CHARLES SCHWAB & CO INC	#1	66.000000	0.000000	Y
Master		#10	20,000.000000	0.000000	N
Master		#11	266.000000	0.000000	N
Master		#12	626.000000	0.000000	N
Master		#13	250.000000	0.000000	N
Master		#14	1,000.000000	0.000000	N
Master		#15	500.000000	0.000000	N
Master		#16	3,333.000000	0.000000	N
Master		#17	6,666.000000	0.000000	N
Master		#18	333.000000	0.000000	N
Master		#19	2,000.000000	0.000000	N
Master		#2	33.000000	0.000000	Y
Master		#20	500.000000	0.000000	N
Master		#21	133.000000	0.000000	N
Master		#22	1,000.000000	0.000000	N
Master		#23	1,666.000000	0.000000	N
Master		#24	333.000000	0.000000	N
Master		#25	190.000000	0.000000	N
Master		#26	266.000000	0.000000	N
Master		#27	5,500.000000	0.000000	N
Master		#28	666.000000	0.000000	N
Master		#29	400.000000	0.000000	N
Master		#3	37.000000	0.000000	Y
Master		#30	333.000000	0.000000	N

BLT01	Detail Report of Voting Results	Page 6 of 30
BLT01221	CDC CORP. CASE ADMINISTRATION	23-Aug-12 2:31 PM

Class 3 Equity Interests

BallotType	Ballot ID & Voter Name	Acct No.	Shares Accepting	Shares Rejecting	Elect 3B
Master	#238: CHARLES SCHWAB & CO INC	#31	249,315.000000	0.000000	N
Master		#32	3,000.000000	0.000000	N
Master		#4	33.000000	0.000000	Y
Master		#5	0.000000	33.000000	Y
Master		#6	0.000000	1,433.000000	N
Master		#7	33.000000	0.000000	N
Master		#8	20,000.000000	0.000000	N
Master		#9	283.000000	0.000000	N
Master	#231: CITIBANK N A	#1	0.000000	66.000000	N
Master		#10	233.000000	0.000000	N
Master		#11	666.000000	0.000000	N
Master		#12	400.000000	0.000000	N
Master		#126	0.000000	83.000000	Y
Master		#127	0.000000	26.000000	Y
Master		#128	0.000000	11.000000	Y
Master		#129	0.000000	66.000000	Y
Master		#13	333.000000	0.000000	N
Master		#130	0.000000	33.000000	Y
Master		#131	0.000000	33.000000	Y
Master		#132	0.000000	28.000000	Y
Master		#133	0.000000	33.000000	Y
Master		#134	0.000000	33.000000	Y
Master		#135	37.000000	0.000000	Y
Master		#136	10.000000	0.000000	Y
Master		#137	74.000000	0.000000	Y
Master		#138	16.000000	0.000000	Y
Master		#139	50.000000	0.000000	Y
Master		#14	100.000000	0.000000	N
Master		#140	83.000000	0.000000	Y
Master		#141	33.000000	0.000000	Y
Master		#142	23.000000	0.000000	Y
Master		#143	90.000000	0.000000	Y
Master		#144	100.000000	0.000000	Y
Master		#145	100.000000	0.000000	Y
Master		#146	13.000000	0.000000	Y

BLT01	Detail Report of Voting Results	Page 7 of 30
BLT01221	CDC CORP. CASE ADMINISTRATION	23-Aug-12 2:31 PM

Class 3 Equity Interests

BallotType	Ballot ID & Voter Name	Acct No.	Shares Accepting	Shares Rejecting	Elect 3B
Master	#231: CITIBANK N A	#147	66.000000	0.000000	Y
Master		#148	56.000000	0.000000	Y
Master		#149	6.000000	0.000000	Y
Master		#15	266.000000	0.000000	N
Master		#150	33.000000	0.000000	Y
Master		#151	33.000000	0.000000	Y
Master		#152	10.000000	0.000000	Y
Master		#153	76.000000	0.000000	Y
Master		#154	13.000000	0.000000	Y
Master		#155	17.000000	0.000000	Y
Master		#156	27.000000	0.000000	Y
Master		#157	13.000000	0.000000	Y
Master		#158	67.000000	0.000000	Y
Master		#159	16.000000	0.000000	Y
Master		#16	1,037.000000	0.000000	N
Master		#160	33.000000	0.000000	Y
Master		#161	80.000000	0.000000	Y
Master		#162	13.000000	0.000000	Y
Master		#163	30.000000	0.000000	Y
Master		#164	66.000000	0.000000	Y
Master		#165	6.000000	0.000000	Y
Master		#166	66.000000	0.000000	Y
Master		#167	13.000000	0.000000	Y
Master		#168	33.000000	0.000000	Y
Master		#169	17.000000	0.000000	Y
Master		#17	1,000.000000	0.000000	N
Master		#170	10.000000	0.000000	Y
Master		#171	44.000000	0.000000	Y
Master		#172	66.000000	0.000000	Y
Master		#173	24.000000	0.000000	Y
Master		#174	33.000000	0.000000	Y
Master		#175	67.000000	0.000000	Y
Master		#176	66.000000	0.000000	Y
Master		#177	8.000000	0.000000	Y
Master		#178	16.000000	0.000000	Y

BLT01	Detail Report of Voting Results	Page 8 of 30
BLT01221	CDC CORP. CASE ADMINISTRATION	23-Aug-12 2:31 PM

Class 3 Equity Interests

BallotType	Ballot ID & Voter Name	Acct No.	Shares Accepting	Shares Rejecting	Elect 3B
Master	#231: CITIBANK N A	#179	20.000000	0.000000	Y
Master		#18	30,000.000000	0.000000	N
Master		#180	8.000000	0.000000	Y
Master		#181	23.000000	0.000000	Y
Master		#182	53.000000	0.000000	Y
Master		#183	33.000000	0.000000	Y
Master		#184	100.000000	0.000000	Y
Master		#185	16.000000	0.000000	Y
Master		#186	100.000000	0.000000	Y
Master		#187	6.000000	0.000000	Y
Master		#188	66.000000	0.000000	Y
Master		#189	100.000000	0.000000	Y
Master		#19	933.000000	0.000000	N
Master		#190	50.000000	0.000000	Y
Master		#191	3.000000	0.000000	Y
Master		#192	26.000000	0.000000	Y
Master		#193	26.000000	0.000000	Y
Master		#194	50.000000	0.000000	Y
Master		#195	33.000000	0.000000	Y
Master		#196	13.000000	0.000000	Y
Master		#197	16.000000	0.000000	Y
Master		#198	33.000000	0.000000	Y
Master		#199	54.000000	0.000000	Y
Master		#2	0.000000	741.000000	N
Master		#20	673.000000	0.000000	N
Master		#200	16.000000	0.000000	Y
Master		#201	33.000000	0.000000	Y
Master		#202	40.000000	0.000000	Y
Master		#203	50.000000	0.000000	Y
Master		#204	86.000000	0.000000	Y
Master		#205	40.000000	0.000000	Y
Master		#206	33.000000	0.000000	Y
Master		#207	20.000000	0.000000	Y
Master		#208	50.000000	0.000000	Y
Master		#209	14.000000	0.000000	Y

BLT01	Detail Report of Voting Results	Page 9 of 30
BLT01221	CDC CORP. CASE ADMINISTRATION	23-Aug-12 2:31 PM

Class 3 Equity Interests

BallotType	Ballot ID & Voter Name	Acct No.	Shares Accepting	Shares Rejecting	Elect 3B
Master	#231: CITIBANK N A	#21	333.000000	0.000000	N
Master		#210	26.000000	0.000000	Y
Master		#211	16.000000	0.000000	Y
Master		#212	16.000000	0.000000	Y
Master		#213	16.000000	0.000000	Y
Master		#214	66.000000	0.000000	Y
Master		#215	5.000000	0.000000	Y
Master		#216	90.000000	0.000000	Y
Master		#217	44.000000	0.000000	Y
Master		#218	16.000000	0.000000	Y
Master		#219	47.000000	0.000000	Y
Master		#22	283.000000	0.000000	N
Master		#220	46.000000	0.000000	Y
Master		#221	53.000000	0.000000	Y
Master		#222	11.000000	0.000000	Y
Master		#223	24.000000	0.000000	Y
Master		#224	33.000000	0.000000	Y
Master		#225	66.000000	0.000000	Y
Master		#226	33.000000	0.000000	Y
Master		#227	16.000000	0.000000	Y
Master		#228	13.000000	0.000000	Y
Master		#229	100.000000	0.000000	Y
Master		#23	1,712.000000	0.000000	N
Master		#230	20.000000	0.000000	Y
Master		#231	67.000000	0.000000	Y
Master		#232	10.000000	0.000000	N
Master		#233	55.000000	0.000000	Y
Master		#234	10.000000	0.000000	Y
Master		#235	66.000000	0.000000	Y
Master		#236	36.000000	0.000000	Y
Master		#237	13.000000	0.000000	Y
Master		#238	26.000000	0.000000	Y
Master		#239	26.000000	0.000000	Y
Master		#24	4,033.000000	0.000000	N
Master		#240	66.000000	0.000000	Y

BLT01	Detail Report of Voting Results	Page 10 of 30
BLT01221	CDC CORP. CASE ADMINISTRATION	23-Aug-12 2:31 PM

Class 3 Equity Interests

BallotType	Ballot ID & Voter Name	Acct No.	Shares Accepting	Shares Rejecting	Elect 3B
Master	#231: CITIBANK N A	#241	100.000000	0.000000	Y
Master		#242	33.000000	0.000000	Y
Master		#243	66.000000	0.000000	Y
Master		#244	60.000000	0.000000	Y
Master		#245	56.000000	0.000000	Y
Master		#246	33.000000	0.000000	Y
Master		#247	53.000000	0.000000	Y
Master		#248	13.000000	0.000000	Y
Master		#249	50.000000	0.000000	Y
Master		#25	1,917.000000	0.000000	N
Master		#250	13.000000	0.000000	Y
Master		#251	6.000000	0.000000	N
Master		#252	19.000000	0.000000	N
Master		#253	16.000000	0.000000	Y
Master		#254	66.000000	0.000000	Y
Master		#255	41.000000	0.000000	N
Master		#256	7.000000	0.000000	Y
Master		#257	3.000000	0.000000	Y
Master		#258	26.000000	0.000000	Y
Master		#259	100.000000	0.000000	Y
Master		#26	200.000000	0.000000	N
Master		#260	10.000000	0.000000	N
Master		#261	53.000000	0.000000	Y
Master		#262	83.000000	0.000000	Y
Master		#263	3.000000	0.000000	Y
Master		#264	10.000000	0.000000	Y
Master		#265	6.000000	0.000000	Y
Master		#266	35.000000	0.000000	Y
Master		#267	13.000000	0.000000	Y
Master		#268	13.000000	0.000000	Y
Master		#269	26.000000	0.000000	Y
Master		#27	167.000000	0.000000	N
Master		#270	5.000000	0.000000	Y
Master		#271	45.000000	0.000000	Y
Master		#272	16.000000	0.000000	Y

BLT01	Detail Report of Voting Results	Page 11 of 30
BLT01221	CDC CORP. CASE ADMINISTRATION	23-Aug-12 2:31 PM

Class 3 Equity Interests

BallotType	Ballot ID & Voter Name	Acct No.	Shares Accepting	Shares Rejecting	Elect 3B
Master	#231: CITIBANK N A	#273	14.000000	0.000000	Y
Master		#274	66.000000	0.000000	Y
Master		#275	66.000000	0.000000	Y
Master		#276	66.000000	0.000000	Y
Master		#277	13.000000	0.000000	Y
Master		#278	33.000000	0.000000	Y
Master		#279	40.000000	0.000000	Y
Master		#28	700.000000	0.000000	N
Master		#280	42.000000	0.000000	Y
Master		#281	500.000000	0.000000	N
Master		#282	0.000000	180.000000	N
Master		#283	666.000000	0.000000	N
Master		#284	266.000000	0.000000	N
Master		#285	26.000000	0.000000	Y
Master		#286	6,666.000000	0.000000	N
Master		#287	126.000000	0.000000	N
Master		#288	67.000000	0.000000	Y
Master		#289	3,000.000000	0.000000	N
Master		#29	667.000000	0.000000	N
Master		#291	36.000000	0.000000	N
Master		#3	0.000000	166.000000	N
Master		#30	183.000000	0.000000	N
Master		#31	720.000000	0.000000	N
Master		#32	66.000000	0.000000	N
Master		#33	1,673.000000	0.000000	N
Master		#34	55.000000	0.000000	N
Master		#35	166.000000	0.000000	N
Master		#36	30.000000	0.000000	N
Master		#37	56.000000	0.000000	N
Master		#38	146.000000	0.000000	N
Master		#39	100.000000	0.000000	N
Master		#4	0.000000	66.000000	N
Master		#40	110.000000	0.000000	N
Master		#41	6,000.000000	0.000000	N
Master		#42	47.000000	0.000000	N

BLT01	Detail Report of Voting Results	Page 12 of 30
BLT01221	CDC CORP. CASE ADMINISTRATION	23-Aug-12 2:31 PM

Class 3 Equity Interests

BallotType	Ballot ID & Voter Name	Acct No.	Shares Accepting	Shares Rejecting	Elect 3B
Master	#231: CITIBANK N A	#43	166.000000	0.000000	N
Master		#44	41.000000	0.000000	N
Master		#45	66.000000	0.000000	N
Master		#46	66.000000	0.000000	N
Master		#47	300.000000	0.000000	N
Master		#48	160.000000	0.000000	N
Master		#49	100.000000	0.000000	N
Master		#5	666.000000	0.000000	N
Master		#50	333.000000	0.000000	N
Master		#51	66.000000	0.000000	N
Master		#52	22.000000	0.000000	N
Master		#53	66.000000	0.000000	N
Master		#54	33.000000	0.000000	N
Master		#55	666.000000	0.000000	N
Master		#56	133.000000	0.000000	N
Master		#57	66.000000	0.000000	N
Master		#58	40.000000	0.000000	N
Master		#59	2,000.000000	0.000000	N
Master		#6	375.000000	0.000000	N
Master		#60	883.000000	0.000000	N
Master		#61	133.000000	0.000000	N
Master		#62	20.000000	0.000000	N
Master		#63	333.000000	0.000000	N
Master		#64	333.000000	0.000000	N
Master		#65	244.000000	0.000000	N
Master		#66	266.000000	0.000000	N
Master		#67	111.000000	0.000000	N
Master		#68	20.000000	0.000000	N
Master		#69	185.000000	0.000000	N
Master		#7	233.000000	0.000000	N
Master		#70	60.000000	0.000000	N
Master		#71	333.000000	0.000000	N
Master		#72	200.000000	0.000000	N
Master		#73	13.000000	0.000000	N
Master		#74	333.000000	0.000000	N

BLT01	Detail Report of Voting Results	Page 13 of 30
BLT01221	CDC CORP. CASE ADMINISTRATION	23-Aug-12 2:31 PM

Class 3 Equity Interests

BallotType	Ballot ID & Voter Name	Acct No.	Shares Accepting	Shares Rejecting	Elect 3B
Master	#231: CITIBANK N A	#75	695.000000	0.000000	N
Master		#76	33.000000	0.000000	N
Master		#77	55.000000	0.000000	N
Master		#78	166.000000	0.000000	N
Master		#79	333.000000	0.000000	N
Master		#8	133.000000	0.000000	N
Master		#80	667.000000	0.000000	N
Master		#81	667.000000	0.000000	N
Master		#82	266.000000	0.000000	N
Master		#83	333.000000	0.000000	N
Master		#84	166.000000	0.000000	N
Master		#85	33,405.000000	0.000000	N
Master		#86	366.000000	0.000000	N
Master		#87	190.000000	0.000000	N
Master		#88	200.000000	0.000000	N
Master		#89	500.000000	0.000000	N
Master		#9	300.000000	0.000000	N
Master		#90	333.000000	0.000000	N
Master		#91	105.000000	0.000000	N
Master		#92	1,500.000000	0.000000	N
Master		#93	178.000000	0.000000	N
Master		#94	103.000000	0.000000	N
Master		#95	293.000000	0.000000	N
Master		#96	300.000000	0.000000	N
Master		#97	1,283.000000	0.000000	N
Master	#111: CITIGROUP GLOBAL MARKETS INC	-1-0	333.000000	0.000000	N
Master		-2-4	1,257.000000	0.000000	N
Master		-2-1	0.000000	4,100.000000	N
Master	#171: D.A. DAVIDSON & CO	9110	66.000000	0.000000	Y
Master		9129	66.000000	0.000000	Y
Master		0278	6.000000	0.000000	Y
Master	#260: DEUTSCHE BANK SECURITIES INC	4300	234,011.000000	0.000000	N
Master		4306	14,675.000000	0.000000	N
Master		6618	517.000000	0.000000	N
Master		8086	86,321.000000	0.000000	N

BLT01	Detail Report of Voting Results	Page 14 of 30
BLT01221	CDC CORP. CASE ADMINISTRATION	23-Aug-12 2:31 PM

Class 3 Equity Interests

BallotType	Ballot ID & Voter Name	Acct No.	Shares Accepting	Shares Rejecting	Elect 3B
Master	#232: EDWARD D JONES & CO	4-17	107.000000	0.000000	N
Master		8-16	3,333.000000	0.000000	N
Master		8-11	45.000000	0.000000	Y
Master		0-11	32.000000	0.000000	Y
Master		7-10	227.000000	0.000000	N
Master		2-17	1,600.000000	0.000000	N
Master		3-15	33.000000	0.000000	Y
Master		4-14	31.000000	0.000000	Y
Master		0-12	33.000000	0.000000	Y
Master	#236: ETRADE CLEARING LLC	7823	1,000.000000	0.000000	N
Master		7012	83.000000	0.000000	Y
Master		9024	100.000000	0.000000	Y
Master		5428	5.000000	0.000000	Y
Master		3525	133.000000	0.000000	N
Master		9318	931.000000	0.000000	N
Master		5613	10,200.000000	0.000000	N
Master		9417	10,200.000000	0.000000	N
Master		4218	931.000000	0.000000	N
Master		3220	100.000000	0.000000	N
Master		9628	1,500.000000	0.000000	N
Master		9912	166.000000	0.000000	N
Master		1812	1,633.000000	0.000000	N
Master		9714	4,000.000000	0.000000	N
Master		7620	9,046.000000	0.000000	N
Master		6129	666.000000	0.000000	N
Master		3710	100.000000	0.000000	Y
Master		5327	5,500.000000	0.000000	N
Master		7326	4,500.000000	0.000000	N
Master		1228	333.000000	0.000000	N
Master		9711	15.000000	0.000000	N
Master		2919	1,400.000000	0.000000	N
Master		2317	171.000000	0.000000	N
Master		8413	137.000000	0.000000	N
Master		1219	350.000000	0.000000	N
Master		8724	666.000000	0.000000	N

BLT01	Detail Report of Voting Results	Page 15 of 30
BLT01221	CDC CORP. CASE ADMINISTRATION	23-Aug-12 2:31 PM

Class 3 Equity Interests

BallotType	Ballot ID & Voter Name	Acct No.	Shares Accepting	Shares Rejecting	Elect 3B
Master	#236: ETRADE CLEARING LLC	9218	48.000000	0.000000	N
Master		2414	74.000000	0.000000	N
Master		9927	4,000.000000	0.000000	N
Master		9724	733.000000	0.000000	N
Master		6117	775.000000	0.000000	N
Master		2324	3,576.000000	0.000000	N
Master		9718	1,666.000000	0.000000	N
Master		1319	22,699.000000	0.000000	N
Master		8818	200.000000	0.000000	N
Master	#254: FIRST CLEARING, LLC	#1	166.000000	0.000000	N
Master		#10	53.000000	0.000000	N
Master		#11	100.000000	0.000000	Y
Master		#12	33.000000	0.000000	Y
Master		#13	33.000000	0.000000	Y
Master		#14	366.000000	0.000000	N
Master		#15	33.000000	0.000000	Y
Master		#16	666.000000	0.000000	N
Master		#17	66.000000	0.000000	Y
Master		#18	66.000000	0.000000	Y
Master		#19	0.000000	16.000000	Y
Master		#2	333.000000	0.000000	N
Master		#20	21.000000	0.000000	Y
Master		#21	5,000.000000	0.000000	N
Master		#3	33.000000	0.000000	Y
Master		#4	66.000000	0.000000	Y
Master		#5	41.000000	0.000000	Y
Master		#6	66.000000	0.000000	Y
Master		#7	33.000000	0.000000	Y
Master		#8	66.000000	0.000000	Y
Master		#9	66.000000	0.000000	Y
Master	#250: FIRST SOUTHWEST COMPANY	6806	50.000000	0.000000	Y
Master	#195: GOLDMAN SACHS & CO	A1	46,590.000000	0.000000	N
Master		A10	418,850.000000	0.000000	N
Master		A11	56,700.000000	0.000000	N
Master		A12	245,324.000000	0.000000	N

BLT01	Detail Report of Voting Results	Page 16 of 30
BLT01221	CDC CORP. CASE ADMINISTRATION	23-Aug-12 2:31 PM

Class 3 Equity Interests

BallotType	Ballot ID & Voter Name	Acct No.	Shares Accepting	Shares Rejecting	Elect 3B
Master	#195: GOLDMAN SACHS & CO	A2	74,700.000000	0.000000	N
Master		A3	924,000.000000	0.000000	N
Master		A4	800.000000	0.000000	N
Master		A5	1,500,910.000000	0.000000	N
Master		A6	965,300.000000	0.000000	N
Master		A7	1,041,826.000000	0.000000	N
Master		A8	3,000.000000	0.000000	N
Master		A9	2,009.000000	0.000000	N
Master	#114: GOLDMAN SACHS EXECUTION & CLEARING	1109	1,000.000000	0.000000	N
Master		1209	405,592.000000	0.000000	N
Master		1209	45,501.000000	0.000000	N
Master		1209	500.000000	0.000000	N
Master		1209	1,000.000000	0.000000	N
Master	#196: GOLDMAN SACHS INTERNATIONAL	A9	231,800.000000	0.000000	N
Master	#187: JANNEY MONTGOMERY SCOTT LLC	IEB)	33.000000	0.000000	Y
Master	#170: JEFFERIES & CO	8817	410.000000	0.000000	N
Master		1421	138,096.000000	0.000000	N
Master		9721	134,620.000000	0.000000	N
Master	#246: JP MORGAN CHASE BANK N A	AL M	47,450.000000	0.000000	N
Master	#188: JP MORGAN CLEARING CORP	3462	166.000000	0.000000	N
Master		9114	0.000000	137.000000	N
Master		9450	46.000000	0.000000	Y
Master		0007	166.000000	0.000000	N
Master		0088	15.000000	0.000000	Y
Master		3801	27.000000	0.000000	Y
Master		9958	16.000000	0.000000	Y
Master		0007	196,180.000000	0.000000	N
Master		0059	29,500.000000	0.000000	N
Master		0160	19,382.000000	0.000000	N
Master		8658	6.000000	0.000000	N
Master		5189	333.000000	0.000000	N
Master		7420	68.000000	0.000000	Y
Master	#106: KEY BANK N A		0.000000	33.000000	N
Master	#253: LEGENT CLEARING LLC, STIFEL NICOLAUS	2767	333.000000	0.000000	N

BLT01	Detail Report of Voting Results	Page 17 of 30
BLT01221	CDC CORP. CASE ADMINISTRATION	23-Aug-12 2:31 PM

Class 3 Equity Interests

BallotType	Ballot ID & Voter Name	Acct No.	Shares Accepting	Shares Rejecting	Elect 3B
Master	#253: LEGENT CLEARING LLC, STIFEL NICOLAUS	(LC)	16.000000	0.000000	Y
Master		1181	166.000000	0.000000	N
Master		2519	36.000000	0.000000	Y
Master		0568	666.000000	0.000000	N
Master		8452	8.000000	0.000000	Y
Master		8457	35.000000	0.000000	Y
Master		9011	66.000000	0.000000	N
Master	#241: MERRILL LYNCH	001	66.000000	0.000000	Y
Master		002	66.000000	0.000000	N
Master		003	666.000000	0.000000	N
Master	#259: MORGAN STANLEY & CO LLC	ER 1	90,000.000000	0.000000	N
Master		ER 2	3,600,000.000000	0.000000	N
Master	#174: MORGAN STANLEY SMITH BARNEY INC	4096	333.000000	0.000000	N
Master		5329	66.000000	0.000000	N
Master		9547	333.000000	0.000000	N
Master		3599	333.000000	0.000000	N
Master		8810	166.000000	0.000000	N
Master		8988	333.000000	0.000000	N
Master		0144	0.000000	2,733.000000	N
Master		9984	206.000000	0.000000	N
Master		0336	66.000000	0.000000	N
Master	#169: NATIONAL FINANCIAL SERVICES LLC	9491	333.000000	0.000000	N
Master		4481	333.000000	0.000000	N
Master		3122	0.000000	66.000000	Y
Master		4132	1,000.000000	0.000000	N
Master		6131	83.000000	0.000000	N
Master		0972	13.000000	0.000000	Y
Master		5481	33.000000	0.000000	N
Master		7781	136.000000	0.000000	N
Master		4471	66.000000	0.000000	Y
Master		0661	1,000.000000	0.000000	N
Master		1361	40,600.000000	0.000000	N
Master		4861	250.000000	0.000000	N
Master		4701	3,166.000000	0.000000	N
Master		1101	372.000000	0.000000	N

BLT01	Detail Report of Voting Results	Page 18 of 30
BLT01221	CDC CORP. CASE ADMINISTRATION	23-Aug-12 2:31 PM

Class 3 Equity Interests

BallotType	Ballot ID & Voter Name	Acct No.	Shares Accepting	Shares Rejecting	Elect 3B
Master	#169: NATIONAL FINANCIAL SERVICES LLC	2011	266.000000	0.000000	N
Master		9541	6,850.000000	0.000000	N
Master		5281	66.000000	0.000000	Y
Master		6051	133.000000	0.000000	N
Master		1071	50.000000	0.000000	N
Master		2631	43.000000	0.000000	Y
Master		1221	66.000000	0.000000	Y
Master		8042	266.000000	0.000000	N
Master		8581	6,000.000000	0.000000	N
Master		1061	66.000000	0.000000	Y
Master		2091	33.000000	0.000000	Y
Master		4201	26.000000	0.000000	Y
Master		1401	166.000000	0.000000	N
Master		2481	12,600.000000	0.000000	N
Master		2541	666.000000	0.000000	N
Master		74-1	181.000000	0.000000	N
Master		0631	333.000000	0.000000	N
Master		1691	333.000000	0.000000	N
Master		8591	100.000000	0.000000	N
Master		2841	400.000000	0.000000	N
Master		6901	100.000000	0.000000	N
Master		4681	0.000000	1,666.000000	N
Master		9331	66.000000	0.000000	Y
Master		7331	1,098.000000	0.000000	N
Master		6821	8.000000	0.000000	N
Master		3201	0.000000	66.000000	Y
Master		2061	133.000000	0.000000	N
Master		8061	166.000000	0.000000	N
Master		9441	46.000000	0.000000	Y
Master		6891	0.000000	33.000000	Y
Master		7511	166.000000	0.000000	N
Master		7961	200.000000	0.000000	N
Master		6021	1,366.000000	0.000000	N
Master		1201	100.000000	0.000000	Y
Master		2211	166.000000	0.000000	N

BLT01	Detail Report of Voting Results	Page 19 of 30
BLT01221	CDC CORP. CASE ADMINISTRATION	23-Aug-12 2:31 PM

Class 3 Equity Interests

BallotType	Ballot ID & Voter Name	Acct No.	Shares Accepting	Shares Rejecting	Elect 3B
Master	#169: NATIONAL FINANCIAL SERVICES LLC	8211	333.000000	0.000000	N
Master		0861	8,916.000000	0.000000	N
Master		5391	27.000000	0.000000	Y
Master		5471	44.000000	0.000000	Y
Master		8501	700.000000	0.000000	N
Master		8091	100.000000	0.000000	Y
Master		2481	500.000000	0.000000	N
Master		6601	500.000000	0.000000	N
Master		1821	6,000.000000	0.000000	N
Master		9771	108,234.000000	0.000000	N
Master		5231	54.000000	0.000000	Y
Master		7871	233.000000	0.000000	N
Master		4601	166.000000	0.000000	N
Master		5521	33.000000	0.000000	N
Master		6081	66.000000	0.000000	Y
Master		8471	333.000000	0.000000	N
Master		4001	433.000000	0.000000	N
Master		3601	0.000000	125.000000	N
Master		8681	166.000000	0.000000	N
Master		2471	0.000000	66.000000	Y
Master		0371	333.000000	0.000000	N
Master		0601	300.000000	0.000000	N
Master		8391	1.000000	0.000000	N
Master		3611	33.000000	0.000000	N
Master		5731	0.000000	733.000000	N
Master		6081	533.000000	0.000000	N
Master		1531	5,416.000000	0.000000	N
Master		1421	500.000000	0.000000	N
Master		1501	2,666.000000	0.000000	N
Master		4271	16.000000	0.000000	Y
Master		2061	14.000000	0.000000	Y
Master		9401	666.000000	0.000000	N
Master		3201	333.000000	0.000000	N
Master		3661	19,000.000000	0.000000	N
Master		1951	0.000000	333.000000	N

BLT01	Detail Report of Voting Results	Page 20 of 30
BLT01221	CDC CORP. CASE ADMINISTRATION	23-Aug-12 2:31 PM

Class 3 Equity Interests

BallotType	Ballot ID & Voter Name	Acct No.	Shares Accepting	Shares Rejecting	Elect 3B
Master	#169: NATIONAL FINANCIAL SERVICES LLC	5211	76.000000	0.000000	Y
Master		4541	333.000000	0.000000	N
Master		1691	133.000000	0.000000	N
Master		9701	123.000000	0.000000	N
Master		3951	66.000000	0.000000	Y
Master		9172	166.000000	0.000000	N
Master		6681	33.000000	0.000000	Y
Master		6672	500.000000	0.000000	N
Master		3781	6.000000	0.000000	Y
Master		8611	100.000000	0.000000	Y
Master		4251	0.000000	33.000000	Y
Master		0271	666.000000	0.000000	N
Master		2791	33.000000	0.000000	Y
Master		0781	41.000000	0.000000	Y
Master		1062	333.000000	0.000000	N
Master		8031	3.000000	0.000000	Y
Master		0831	500.000000	0.000000	N
Master		2341	133.000000	0.000000	N
Master		1301	0.000000	50.000000	N
Master		5451	83.000000	0.000000	N
Master		7221	333.000000	0.000000	N
Master		3781	1,241.000000	0.000000	N
Master		3861	1,414.000000	0.000000	N
Master		3941	1,178.000000	0.000000	N
Master		7882	333.000000	0.000000	N
Master		9322	333.000000	0.000000	N
Master		8951	163,361.000000	0.000000	N
Master		4902	166.000000	0.000000	N
Master		9281	169.000000	0.000000	N
Master		6442	1,333.000000	0.000000	N
Master		7782	4,000.000000	0.000000	N
Master		7881	1,000.000000	0.000000	N
Master		1512	133.000000	0.000000	N
Master		6682	200.000000	0.000000	N
Master		9501	16.000000	0.000000	Y

BLT01	Detail Report of Voting Results	Page 21 of 30
BLT01221	CDC CORP. CASE ADMINISTRATION	23-Aug-12 2:31 PM

Class 3 Equity Interests

BallotType	Ballot ID & Voter Name	Acct No.	Shares Accepting	Shares Rejecting	Elect 3B
Master	#169: NATIONAL FINANCIAL SERVICES LLC	3581	133.000000	0.000000	N
Master		7982	2,000.000000	0.000000	N
Master		9762	3.000000	0.000000	Y
Master		1492	100.000000	0.000000	N
Master		2522	333.000000	0.000000	N
Master		5162	200.000000	0.000000	N
Master		6561	76.000000	0.000000	Y
Master		1691	6.000000	0.000000	Y
Master		8581	83.000000	0.000000	Y
Master		0961	105.000000	0.000000	N
Master		3521	0.000000	50.000000	Y
Master		9082	0.000000	1,333.000000	N
Master		5892	0.000000	66.000000	Y
Master		5972	0.000000	66.000000	Y
Master		3562	0.000000	33.000000	Y
Master		2972	1,000.000000	0.000000	N
Master		2462	666.000000	0.000000	N
Master		5222	1,333.000000	0.000000	N
Master		8802	33.000000	0.000000	Y
Master		2691	274.000000	0.000000	N
Master		0592	333.000000	0.000000	N
Master		3752	0.000000	66.000000	Y
Master		0511	866.000000	0.000000	N
Master		4321	133.000000	0.000000	N
Master		0712	0.000000	333.000000	N
Master		3532	10.000000	0.000000	Y
Master		6362	333.000000	0.000000	N
Master		8061	166.000000	0.000000	N
Master		0452	66.000000	0.000000	Y
Master		9221	433.000000	0.000000	N
Master		4241	2,500.000000	0.000000	N
Master		4242	2,000.000000	0.000000	N
Master		7481	333.000000	0.000000	N
Master		7982	400.000000	0.000000	N
Master		4222	166.000000	0.000000	N

BLT01	Detail Report of Voting Results	Page 22 of 30
BLT01221	CDC CORP. CASE ADMINISTRATION	23-Aug-12 2:31 PM

Class 3 Equity Interests

BallotType	Ballot ID & Voter Name	Acct No.	Shares Accepting	Shares Rejecting	Elect 3B
Master	#169: NATIONAL FINANCIAL SERVICES LLC	1431	266.000000	0.000000	N
Master		3041	283.000000	0.000000	N
Master		0902	0.000000	3.000000	Y
Master		5121	300.000000	0.000000	N
Master		2222	33.000000	0.000000	Y
Master		8691	233.000000	0.000000	N
Master		2481	33.000000	0.000000	Y
Master		5492	33.000000	0.000000	Y
Master		8142	433.000000	0.000000	N
Master		7901	2,333.000000	0.000000	N
Master		9982	500.000000	0.000000	N
Master		6231	33.000000	0.000000	Y
Master		7372	0.000000	33.000000	Y
Master		5521	33.000000	0.000000	Y
Master		3611	200.000000	0.000000	N
Master		9281	100.000000	0.000000	Y
Master		8021	38.000000	0.000000	Y
Master		8011	83.000000	0.000000	Y
Master		9601	0.000000	20.000000	Y
Master		5821	472.000000	0.000000	N
Master		5901	477.000000	0.000000	N
Master		4381	23,000.000000	0.000000	N
Master		3252	65,000.000000	0.000000	N
Master		7081	555.000000	0.000000	N
Master		8331	1,583.000000	0.000000	N
Master		3781	701.000000	0.000000	N
Master		8462	51,000.000000	0.000000	N
Master		5222	533.000000	0.000000	N
Master		2092	1,333.000000	0.000000	N
Master		2211	800.000000	0.000000	N
Master	#244: OPPENHEIMER & CO INC	7512	333.000000	0.000000	N
Master		1523	2,000.000000	0.000000	N
Master		3999	83.000000	0.000000	N
Master	#243: PERSHING LLC	NT 1	33.000000	0.000000	N
Master		T 10	281.000000	0.000000	N

BLT01	Detail Report of Voting Results	Page 23 of 30
BLT01221	CDC CORP. CASE ADMINISTRATION	23-Aug-12 2:31 PM

Class 3 Equity Interests

BallotType	Ballot ID & Voter Name	Acct No.	Shares Accepting	Shares Rejecting	Elect 3B
Master	#243: PERSHING LLC	T 11	333.000000	0.000000	N
Master		T 12	634.000000	0.000000	N
Master		T 13	833.000000	0.000000	N
Master		T 14	1,932.000000	0.000000	N
Master		T 15	2,500.000000	0.000000	N
Master		T 16	3,333.000000	0.000000	N
Master		T 17	4,000.000000	0.000000	N
Master		T 18	4,500.000000	0.000000	N
Master		T 19	4,666.000000	0.000000	N
Master		NT 2	1.000000	0.000000	N
Master		T 20	5,000.000000	0.000000	N
Master		T 21	6,132.000000	0.000000	N
Master		T 22	9,516.000000	0.000000	N
Master		T 23	10,400.000000	0.000000	N
Master		T 24	50,000.000000	0.000000	N
Master		T 25	0.000000	233.000000	N
Master		T 26	0.000000	300.000000	N
Master		T 27	0.000000	353.000000	N
Master		T 28	0.000000	5,305.000000	N
Master		T 29	7.000000	0.000000	Y
Master		NT 3	66.000000	0.000000	N
Master		T 30	9.000000	0.000000	Y
Master		T 31	33.000000	0.000000	Y
Master		T 32	66.000000	0.000000	Y
Master		T 33	66.000000	0.000000	Y
Master		T 34	100.000000	0.000000	Y
Master		T 35	100.000000	0.000000	Y
Master		T 36	0.000000	100.000000	Y
Master		T 39	66.000000	0.000000	Y
Master		NT 4	100.000000	0.000000	N
Master		T 40	56.000000	0.000000	Y
Master		T 41	166.000000	0.000000	N
Master		NT 5	133.000000	0.000000	N
Master		NT 6	133.000000	0.000000	N
Master		NT 7	166.000000	0.000000	N

BLT01	Detail Report of Voting Results	Page 24 of 30
BLT01221	CDC CORP. CASE ADMINISTRATION	23-Aug-12 2:31 PM

Class 3 Equity Interests

BallotType	Ballot ID & Voter Name	Acct No.	Shares Accepting	Shares Rejecting	Elect 3B
Master	#243: PERSHING LLC	NT 8	166.000000	0.000000	N
Master		NT 9	166.000000	0.000000	N
Master	#257: PRIMEVEST FINANCIAL SERVICES INC	#1	33.000000	0.000000	Y
Master	#193: QTRADE SECURITIES INC	HKRA	895.000000	0.000000	N
Master	#239: RBC CAPITAL MARKETS LLC	6546	333.000000	0.000000	N
Master		2145	33.000000	0.000000	Y
Master		8124	333.000000	0.000000	N
Master		0293	666.000000	0.000000	N
Master		0379	216.000000	0.000000	N
Master		0408	16.000000	0.000000	N
Master	#258: RBC DOMINION SECURITIES INC	9-20	2,000.000000	0.000000	N
Master		4-20	100.000000	0.000000	Y
Master		7-29	8,333.000000	0.000000	N
Master		0-13	3,333.000000	0.000000	N
Master		9-12	33.000000	0.000000	Y
Master		0-23	2,000.000000	0.000000	N
Master		9-18	233.000000	0.000000	N
Master		9-18	500.000000	0.000000	N
Master		4-14	66.000000	0.000000	Y
Master		0-10	66.000000	0.000000	Y
Master		6-27	5,000.000000	0.000000	N
Master		4-12	152.000000	0.000000	N
Master	#228: ROBERT W. BAIRD & CO. INC	7426	366.000000	0.000000	N
Master		0698	1,666.000000	0.000000	N
Master	#173: SCOTIA CAPITAL INC	6-13	166.000000	0.000000	N
Master		4-19	16.000000	0.000000	Y
Master		9-20	266.000000	0.000000	N
Master	#172: SCOTTRADE INC	#1	33.000000	0.000000	N
Master		#10	11.000000	0.000000	Y
Master		#11	91.000000	0.000000	Y
Master		#12	0.000000	133.000000	N
Master		#13	113.000000	0.000000	N
Master		#14	45.000000	0.000000	Y
Master		#15	327.000000	0.000000	N

BLT01	Detail Report of Voting Results	Page 25 of 30
BLT01221	CDC CORP. CASE ADMINISTRATION	23-Aug-12 2:31 PM

Class 3 Equity Interests

BallotType	Ballot ID & Voter Name	Acct No.	Shares Accepting	Shares Rejecting	Elect 3B
Master	#172: SCOTTRADE INC	#16	66.000000	0.000000	N
Master		#17	33.000000	0.000000	Y
Master		#18	66.000000	0.000000	Y
Master		#19	333.000000	0.000000	N
Master		#2	100,000.000000	0.000000	N
Master		#20	0.000000	133.000000	N
Master		#21	2.000000	0.000000	N
Master		#22	33.000000	0.000000	N
Master		#23	0.000000	533.000000	N
Master		#24	66.000000	0.000000	Y
Master		#25	83.000000	0.000000	Y
Master		#26	666.000000	0.000000	N
Master		#27	35.000000	0.000000	Y
Master		#28	33.000000	0.000000	Y
Master		#3	266.000000	0.000000	N
Master		#31	133.000000	0.000000	N
Master		#32	333.000000	0.000000	N
Master		#33	165.000000	0.000000	N
Master		#34	175.000000	0.000000	N
Master		#35	8.000000	0.000000	Y
Master		#36	133.000000	0.000000	N
Master		#37	166.000000	0.000000	N
Master		#38	1,666.000000	0.000000	N
Master		#4	400.000000	0.000000	N
Master		#40	72.000000	0.000000	Y
Master		#41	330.000000	0.000000	N
Master		#42	339.000000	0.000000	N
Master		#43	66.000000	0.000000	Y
Master		#44	260.000000	0.000000	N
Master		#45	23.000000	0.000000	Y
Master		#46	33.000000	0.000000	Y
Master		#47	16.000000	0.000000	Y
Master		#48	3.000000	0.000000	Y
Master		#49	333.000000	0.000000	N
Master		#5	96.000000	0.000000	Y

BLT01	Detail Report of Voting Results	Page 26 of 30
BLT01221	CDC CORP. CASE ADMINISTRATION	23-Aug-12 2:31 PM

Class 3 Equity Interests

BallotType	Ballot ID & Voter Name	Acct No.	Shares Accepting	Shares Rejecting	Elect 3B
Master	#172: SCOTTRADE INC	#50	5,500.000000	0.000000	N
Master		#51	130.000000	0.000000	N
Master		#52	0.000000	133.000000	N
Master		#53	666.000000	0.000000	N
Master		#54	33.000000	0.000000	Y
Master		#55	666.000000	0.000000	N
Master		#56	33.000000	0.000000	Y
Master		#58	33.000000	0.000000	Y
Master		#59	366.000000	0.000000	N
Master		#6	3,500.000000	0.000000	N
Master		#60	212.000000	0.000000	N
Master		#8	100.000000	0.000000	Y
Master		#9	33.000000	0.000000	N
Master	#145: SHAREBUILDER ING DIRECT INVESTING INC	#1	8.660000	0.000000	N
Master		#2	10.000000	0.000000	N
Master	#235: STATE STREET BANK & TRUST COMPANY	1738	1,766.000000	0.000000	N
Master	#234: STATE STREET BANK & TRUST COMPANY	BJRA	6,502.000000	0.000000	N
Master		BJRA	328.000000	0.000000	N
Master		BJRA	0.000000	16.000000	Y
Master	#235: STATE STREET BANK & TRUST COMPANY	BJRJ	133.000000	0.000000	N
Master		BJV1	3,333.000000	0.000000	Y
Master		GTF1	66.000000	0.000000	Y
Master		IE5B	8,082.000000	0.000000	N
Master		IE6B	1,228.000000	0.000000	N
Master	#230: STERNE AGEE	76-1	500.000000	0.000000	N
Master	#197: STOCKCROSS FINANCIAL SERVICES	1129	133.000000	0.000000	N
Master		4463	33.000000	0.000000	Y
Master		0689	2,966.000000	0.000000	N
Master		7171	133.000000	0.000000	N
Master		3175	274.000000	0.000000	N
Master		4621	133.000000	0.000000	N
Master	#252: TD AMERITRADE CLEARING	7745	1,666.000000	0.000000	N
Master		8945	833.000000	0.000000	N
Master		8245	33.000000	0.000000	Y

BLT01	Detail Report of Voting Results	Page 27 of 30
BLT01221	CDC CORP. CASE ADMINISTRATION	23-Aug-12 2:31 PM

Class 3 Equity Interests

BallotType	Ballot ID & Voter Name	Acct No.	Shares Accepting	Shares Rejecting	Elect 3B
Master	#252: TD AMERITRADE CLEARING	0196	750.000000	0.000000	N
Master		3710	333.000000	0.000000	N
Master		1520	33.000000	0.000000	N
Master		8542	16.000000	0.000000	Y
Master		1578	33.000000	0.000000	Y
Master		1860	13,077.000000	0.000000	N
Master		4082	166.000000	0.000000	N
Master		9235	250.000000	0.000000	N
Master		8347	166.000000	0.000000	N
Master		6331	528.000000	0.000000	N
Master		2537	33.000000	0.000000	Y
Master		8113	333.000000	0.000000	N
Master		7417	66.000000	0.000000	Y
Master		2824	100.000000	0.000000	Y
Master		6032	6.000000	0.000000	N
Master		8771	410.000000	0.000000	N
Master		0592	166.000000	0.000000	N
Master		7167	333.000000	0.000000	N
Master		3432	33.000000	0.000000	N
Master		0905	6.000000	0.000000	Y
Master		3272	7.000000	0.000000	Y
Master		9094	46.000000	0.000000	Y
Master		8614	2,000.000000	0.000000	N
Master		9123	11.000000	0.000000	Y
Master		3390	4.000000	0.000000	Y
Master		7598	26.000000	0.000000	Y
Master		6585	400.000000	0.000000	N
Master		3670	33.000000	0.000000	Y
Master		3670	33.000000	0.000000	Y
Master		2082	90.000000	0.000000	Y
Master		8199	7,666.000000	0.000000	N
Master		2261	300.000000	0.000000	N
Master		2421	125.000000	0.000000	N
Master		0924	666.000000	0.000000	N
Master		4115	66.000000	0.000000	N

BLT01	Detail Report of Voting Results	Page 28 of 30
BLT01221	CDC CORP. CASE ADMINISTRATION	23-Aug-12 2:31 PM

Class 3 Equity Interests

BallotType	Ballot ID & Voter Name	Acct No.	Shares Accepting	Shares Rejecting	Elect 3B
Master	#252: TD AMERITRADE CLEARING	3072	66.000000	0.000000	Y
Master		7171	21.000000	0.000000	Y
Master		0488	400.000000	0.000000	N
Master		8714	100.000000	0.000000	Y
Master		3638	894.000000	0.000000	N
Master		0585	166.000000	0.000000	N
Master		2883	1,300.000000	0.000000	N
Master		6550	200.000000	0.000000	N
Master		8894	17.000000	0.000000	Y
Master		3335	50.000000	0.000000	Y
Master		6154	1,000.000000	0.000000	N
Master		6043	666.000000	0.000000	N
Master		1903	33.000000	0.000000	Y
Master		9505	166.000000	0.000000	N
Master		3461	200.000000	0.000000	N
Master		6477	33.000000	0.000000	Y
Master		6094	33.000000	0.000000	Y
Master		3920	40.000000	0.000000	N
Master		3897	33.000000	0.000000	Y
Master		9183	333.000000	0.000000	N
Master		9649	333.000000	0.000000	N
Master		9651	333.000000	0.000000	N
Master		3771	333.000000	0.000000	N
Master		5788	333.000000	0.000000	N
Master		8182	500.000000	0.000000	N
Master		8572	400.000000	0.000000	N
Master	#248: THE BANK OF NEW YORK MELLON	001	83.000000	0.000000	Y
Master		002	23.000000	0.000000	Y
Master		003	27.000000	0.000000	Y
Master		004	58.000000	0.000000	Y
Master		005	100.000000	0.000000	Y
Master		006	50.000000	0.000000	Y
Master		007	53.000000	0.000000	Y
Master		008	52.000000	0.000000	Y
Master		009	100.000000	0.000000	Y

BLT01	Detail Report of Voting Results	Page 29 of 30
BLT01221	CDC CORP. CASE ADMINISTRATION	23-Aug-12 2:31 PM

Class 3 Equity Interests

BallotType	Ballot ID & Voter Name	Acct No.	Shares Accepting	Shares Rejecting	Elect 3B
Master	#248: THE BANK OF NEW YORK MELLON	010	6.000000	0.000000	Y
Master		011	100.000000	0.000000	Y
Master		012	599,868.000000	0.000000	N
Master	#233: THE NORTHERN TRUST COMPANY	3825	110.000000	0.000000	N
Master		2408	231.000000	0.000000	N
Master		8058	200.000000	0.000000	N
Master	#256: U.S. BANK	1300	4.000000	0.000000	Y
Master	#58: UBS	4558	16.000000	0.000000	Y
Master	#240: UBS FINANCIAL SERVICES INC	8536	33.000000	0.000000	Y
Master	#242: UBS SECURITIES LLC	42-1	277,878.000000	0.000000	N
Master		42-2	277,877.000000	0.000000	N
Master		42-3	19,400.000000	0.000000	N
Master		42-4	10,900.000000	0.000000	N
Master		42-5	6,900.000000	0.000000	N
Master		42-6	4,000.000000	0.000000	N
Master		42-7	5,300.000000	0.000000	N
Master	#107: USAA INVESTMENT MANAGEMENT COMPANY		33.000000	0.000000	N
Master		1563	66.000000	0.000000	N
Master		1056	33.000000	0.000000	N
Master		8189	333.000000	0.000000	N
Master	#245: VANGUARD	#1	100.000000	0.000000	Y
Master		#10	16.000000	0.000000	Y
Master		#11	33.000000	0.000000	Y
Master		#13	99.000000	0.000000	Y
Master		#2	166.000000	0.000000	N
Master		#3	219.000000	0.000000	N
Master		#4	1,900.000000	0.000000	N
Master		#5	13,333.000000	0.000000	N
Master		#6	4,999.000000	0.000000	N
Master		#7	5.000000	0.000000	Y
Master		#8	33.000000	0.000000	Y

BLT01	Detail Report of Voting Results	Page 30 of 30
BLT01221	CDC CORP. CASE ADMINISTRATION	23-Aug-12 2:31 PM

Class 3 Equity Interests

BallotType	Ballot ID & Voter Name	Acct No.		Shares Accepting	Shares Rejecting	Elect 3B
Master	#245: VANGUARD	#9		666.000000	0.000000	N
Total for Class 3
Total # of Votes Reported:		1,002
Total # of Votes Accepting:		946.0	(94.41%)
Total # of Votes Rejecting:		56.0	(5.59%)

Total # of Shares in Votes Reported:		24,552,679.782300
Total # of Shares Voting to Accept:		24,526,968.844600	(99.90%)
Total # of Shares Voting to Reject:		25,710.937700	(0.10%)

EXHIBIT B

BLT04	Detail Report of Voting Results (Invalid)	Page 1 of 8
BLT04117	CDC CORP. CASE ADMINISTRATION	23-Aug-12 2:35 PM

Class 3 Equity Interests

Ballot Type	Ballot ID & Voter Name	Acct No.	Reason for Invalid Status	Ballot Shares	Vote	Elect 3B
Beneficial	# 52 : ADAM LAIESKI JR		Improper Delivery	0.000000	Accept	Y
Beneficial	# 134 : AMY HAZIMIHALIS		Improper Delivery	0.000000	Accept	Y
Beneficial	# 158 : ANGILLAN LP		Improper Delivery	0.000000	Accept	Y
Beneficial	# 130 : ANTHONY BIERLEIN, BRIAN BIERLEIN		Improper Delivery	0.000000	Reject	N
Beneficial	# 178 : ARD PAPER CO INC TR ALBERT R DELIA TTEE		Improper Delivery	0.000000	Accept	N
Beneficial	# 140 : ARMEAL GEORGE JR		Improper Delivery	0.000000	Accept	N
Beneficial	# 100 : BERNADETTE SCOLLIN		Not Signed/Improper Delivery	0.000000	Accept	N
Beneficial	# 154 : BRIAN WOO		Improper Delivery	0.000000	Accept	N
Beneficial	# 153 : BRIAN WOO		Improper Delivery	0.000000	Accept	N
Beneficial	# 152 : BRIAN WOO		Improper Delivery	0.000000	Accept	N
Beneficial	# 299 : BRYAN TOWNSEND		Improper Delivery	0.000000	Accept	N
Beneficial	# 191 : CARLOS R VELEZ		Improper Delivery	0.000000	Accept	Y
Beneficial	# 284 : CAROL T JAKUBOWSKI		Improper Delivery	0.000000	Accept	N
Beneficial	# 216 : CATALYST EVENT ARBITRAGE FUND		Improper Delivery	0.000000	Accept	N
Beneficial	# 212 : CATHERINE Y WANG & CHARLIE S BAN		Improper Delivery	0.000000	Accept	N
Beneficial	# 301 : CHARLES A BLUNT		Improper Delivery	0.000000	Accept	N
Beneficial	# 189 : CHRISTINE KASIDIARIS & HELEN TAPTELIS JT		Improper Delivery	0.000000	Accept	Y
Beneficial	# 289 : CHUAN NU HO		No Vote/Improper Delivery	0.000000	No Vote	Y
Beneficial	# 101 : CLARA BRUCE MD		Improper Delivery	0.000000	Accept	N
Beneficial	# 294 : CLAYTON TAYLOR		Improper Delivery	0.000000	Accept	Y
Beneficial	# 126 : DAN NGUYEN		Improper Delivery	0.000000	Accept	N
Beneficial	# 285 : DANIEL L OSBORN		Improper Delivery	0.000000	Accept	Y
Beneficial	# 222 : DAVID J WILDENBERG/SANDRA WILDENBERG		Improper Delivery	0.000000	Accept	Y
Beneficial	# 167 : DAVID L CLINE		Improper Delivery	0.000000	Accept	Y
Beneficial	# 293 : DENNIS A SALL		Improper Delivery	0.000000	Accept	Y
Beneficial	# 86 : DENNIS J DRISCOLL		Improper Delivery	0.000000	Accept	Y
Beneficial	# 215 : EDWARD D HOLE		Improper Delivery	0.000000	Accept	N
Beneficial	# 273 : EDWARD W & JEAN L WEDBUSH COMM PROP		Late	0.000000	Accept	N
Beneficial	# 274 : EDWARD W WEDBUSH WS CTDN IRA ROLL 6/16/0		Late	0.000000	Accept	N
Beneficial	# 131 : ELMA L COWART		Improper Delivery	0.000000	Accept	Y
Beneficial	# 129 : EMILY PARKER		Not Signed	0.000000	Accept	Y
Beneficial	# 213 : ERIC EWALT AMOS WOLLERMAN		No Vote	0.000000	No Vote	Y
Beneficial	# 161 : ERICA CLARKE		Improper Delivery	0.000000	Accept	N
Beneficial	# 168 : FAY M CLINE		Improper Delivery	0.000000	Accept	Y

BLT04	Detail Report of Voting Results (Invalid)	Page 2 of 8
BLT04117	CDC CORP. CASE ADMINISTRATION	23-Aug-12 2:35 PM

Class 3 Equity Interests

Ballot Type	Ballot ID & Voter Name	Acct No.	Reason for Invalid Status	Ballot Shares	Vote	Elect 3B
Beneficial	# 302 : FONG H VONG		Improper Delivery	0.000000	Accept	Y
Beneficial	# 290 : FRANCES SMYTHE CUST MICHAEL SMYTHE		Improper Delivery	0.000000	Accept	N
Beneficial	# 59 : FRANCIS TOWERY		Improper Delivery	0.000000	Accept	N
Beneficial	# 300 : FRANK J & LILLIAN A ALBERGO		Improper Delivery	0.000000	Accept	Y
Beneficial	# 182 : FRANK LOWERY		Improper Delivery	0.000000	Accept	N
Beneficial	# 175 : FRED C BELL		Improper Delivery	0.000000	Accept	Y
Beneficial	# 146 : FREDDIE L HAMEL		Improper Delivery	0.000000	Accept	N
Beneficial	# 181 : GEORGE F BUCK		Improper Delivery	0.000000	Accept	Y
Beneficial	# 155 : GIANLUCA BONFATTI		Improper Delivery	0.000000	Accept	N
Beneficial	# 180 : GIOVANNI TROMBA		Improper Delivery	0.000000	Accept	N
Beneficial	# 295 : GLENN W HOWARD		Improper Delivery	0.000000	Accept	N
Beneficial	# 184 : GLENN W MAGEE		Improper Delivery	0.000000	Accept	N
Beneficial	# 296 : GRACE SIEN		Improper Delivery	0.000000	Accept	N
Beneficial	# 210 : GREGORIO CAMBA		Improper Delivery	0.000000	Accept	Y
Beneficial	# 166 : GREGORY C BROWN		Improper Delivery	0.000000	Accept	N
Beneficial	# 137 : HARIDAS M SHAH & SAVITRI H SHAH		Improper Delivery	0.000000	Accept	Y
Beneficial	# 84 : HING LOUIE		Improper Delivery	0.000000	Accept	N
Beneficial	# 149 : JAMES B EBENGER IRA		Improper Delivery	0.000000	Accept	N
Beneficial	# 135 : JAMES PENG		Improper Delivery	0.000000	Accept	N
Beneficial	# 211 : JAMES ROBERT NUNAMAKER		Improper Delivery	0.000000	Accept	Y
Beneficial	# 221 : JASSEN J CHEN		Improper Delivery	0.000000	Accept	N
Beneficial	# 223 : JERALD O’HARA		Improper Delivery	0.000000	Accept	Y
Beneficial	# 150 : JOHN E EBENGER IRA		Improper Delivery	0.000000	Accept	N
Beneficial	# 87 : JOHN LAUGHINGHOUSE JR		Improper Delivery	0.000000	Accept	Y
Beneficial	# 186 : JOHN SODORO		Improper Delivery	0.000000	Accept	N
Beneficial	# 128 : JOHN W CARROLL		Improper Delivery	0.000000	Accept	N
Beneficial	# 138 : JOSEPH MARTHA		Improper Delivery	0.000000	Accept	N
Beneficial	# 303 : K A LESNAR		Improper Delivery	0.000000	Accept	N
Beneficial	# 132 : KATHLEEN S DENTINGER		Improper Delivery	0.000000	Accept	N
Beneficial	# 185 : KWAI SUNG		Improper Delivery	0.000000	Accept	N
Beneficial	# 176 : LAWRENCE COHEN		Improper Delivery	0.000000	Accept	N
Beneficial	# 177 : LAWRENCE COHEN		Improper Delivery	0.000000	Accept	N
Beneficial	# 136 : LAWRENCE R MITCHELL		Improper Delivery	0.000000	Accept	N
Beneficial	# 159 : LIN LIVING TRUST		Improper Delivery	0.000000	Accept	N

BLT04	Detail Report of Voting Results (Invalid)	Page 3 of 8
BLT04117	CDC CORP. CASE ADMINISTRATION	23-Aug-12 2:35 PM

Class 3 Equity Interests

Ballot Type	Ballot ID & Voter Name	Acct No.	Reason for Invalid Status	Ballot Shares	Vote	Elect 3B
Beneficial	# 198 : MARY BETH ROBINSON		Improper Delivery	0.000000	Accept	N
Beneficial	# 286 : MEI YE CHIU		Improper Delivery	0.000000	Accept	N
Beneficial	# 287 : MEI YE CHIU		Improper Delivery	0.000000	Accept	Y
Beneficial	# 127 : MICHELLE J BAKER		Improper Delivery	0.000000	Accept	N
Beneficial	# 264 : NEDA WENDELL CUST FOR DARIA E WENDELL		Late	0.000000	Accept	N
Beneficial	# 271 : NING CHUNG YUEN		Late	0.000000	Accept	Y
Beneficial	# 270 : NING CHUNG YUEN		Late	0.000000	Accept	Y
Beneficial	# 133 : NORMAN L ELARTH		Improper Delivery	0.000000	Accept	N
Beneficial	# 183 : OBAID KHAN		Improper Delivery	0.000000	Accept	Y
Beneficial	# 147 : PAUL W DORNISCH & ALYCE M DORNISCH JTWRO		Improper Delivery	0.000000	Accept	N
Beneficial	# 292 : PETER TAM		Improper Delivery	0.000000	Accept	N
Beneficial	# 272 : PHILLIP LIN		Late	0.000000	Accept	Y
Beneficial	# 179 : QIANG NI		Improper Delivery	0.000000	Accept	N
Beneficial	# 160 : QIU CHEN		No Vote	0.000000	No Vote	Y
Beneficial	# 209 : QUINCY KO		Improper Delivery	0.000000	Accept	N
Beneficial	# 297 : RALPH HOOKS		Improper Delivery	0.000000	Accept	Y
Beneficial	# 278 : RAYMOND WEDBUSH		Late	0.000000	Accept	N
Beneficial	# 277 : RAYMOND WEDBUSH		Late	0.000000	Accept	N
Beneficial	# 288 : ROBERT K & KATHERINE (KATHY) BLUME		Improper Delivery	0.000000	Accept	N
Beneficial	# 226 : RONG SONG		Improper Delivery	0.000000	Accept	N
Beneficial	# 88 : SANTO SILIATO		Improper Delivery	0.000000	Accept	Y
Beneficial	# 165 : SCOTT SANDERS		Improper Delivery	0.000000	Accept	N
Beneficial	# 291 : SIU YUNG CHOW		Improper Delivery	0.000000	Accept	Y
Beneficial	# 205 : SOUTHWEST SECURITIES, INC.		Not Signed	0.000000	Accept	N
Beneficial	# 219 : STEPHEN LUONI		Improper Delivery	0.000000	Accept	N
Beneficial	# 283 : STEVEN POLTE		Late	0.000000	Accept	Y
Beneficial	# 102 : SUSAN SCOLLIN		Not Signed/Improper Delivery	0.000000	Accept	N
Beneficial	# 298 : THOMAS L LERP & BRITTNEE N LERP		Improper Delivery	0.000000	Accept	N
Beneficial	# 208 : VAN BA BUI		Improper Delivery	0.000000	Accept	Y
Beneficial	# 85 : VINCENT J LOSITO		Improper Delivery	0.000000	Accept	N
Beneficial	# 190 : VIVIAN VELEZ		Improper Delivery	0.000000	Accept	Y
Beneficial	# 275 : WEDBUSH CAPITAL CORPORATION		Late	0.000000	Accept	N
Beneficial	# 276 : WEDBUSH INC		Late	0.000000	Accept	N
Beneficial	# 279 : WEDBUSH LEASING		Late	0.000000	Accept	N

BLT04	Detail Report of Voting Results (Invalid)	Page 4 of 8
BLT04117	CDC CORP. CASE ADMINISTRATION	23-Aug-12 2:35 PM

Class 3 Equity Interests

Ballot Type	Ballot ID & Voter Name	Acct No.	Reason for Invalid Status	Ballot Shares	Vote	Elect 3B
Beneficial	# 218 : WILSON SITU & QUEENIE YE		Improper Delivery	0.000000	Accept	N
Beneficial	# 263 : WOLFGANG RASCH & IRMGARD E RASCH JT WROS		Late	0.000000	Accept	Y
Beneficial	# 214 : YEN ONG		Improper Delivery	0.000000	Accept	N
Beneficial	# 125 : YOKE KIN YEE		Improper Delivery	0.000000	Accept	N
General	# 21 : ALAN KATZ		Not Entitled to Vote	0.000000	Accept	N
General	# 121 : ALAN POON & JULIANA POON		No Vote	200.000000	No Vote	N
General	# 220 : CHRIS WOLFE		Not Entitled to Vote	0.000000	Accept	N
General	# 11 : DAVID A. WITKIN		Not Entitled to Vote	0.000000	Accept	N
General	# 67 : DI YIN		Not Entitled to Vote	0.000000	Accept	N
General	# 96 : DONNA MCKENZIE		Not Entitled to Vote	0.000000	Accept	Y
General	# 268 : EMILIO MARRELLO		Late	333.333300	Accept	N
General	# 267 : EMILIO MARRELLO		Late	0.000000	Accept	N
General	# 1 : FRANK J MAGGIO		No Vote	27.000000	No Vote	N
General	# 3 : H BARRY SAYLOR		No Vote	23.000000	No Vote	Y
General	# 103 : HORST H DIETRICH & HEIDRUN E DIETRICH		No Vote	136.000000	No Vote	Y
General	# 99 : IRENE CHIANG		Not Entitled to Vote	0.000000	Accept	N
General	# 53 : JOHN CLOUGH		Not Entitled to Vote	0.000000	Accept	N
General	# 49 : JONNA SCHAFF		Not Entitled to Vote	0.000000	Accept	N
General	# 92 : K F R CHIEN		No Vote/Not Signed	42,219.000000	No Vote	N
General	# 91 : K F R CHIEN		No Vote/Not Signed	2,080.000000	No Vote	N
General	# 78 : KELLY RILEY		Not Entitled to Vote	0.000000	Accept	Y
General	# 119 : LARS-GORAN OLSSON		Not Entitled to Vote	0.000000	Accept	N
General	# 81 : MARC BAHDA		Not Entitled to Vote	0.000000	Accept	N
General	# 26 : MEI HUA LEE		No Vote	500.000000	No Vote	N
General	# 225 : NANCY FLISS		No Vote	14.000000	No Vote	Y
General	# 90 : RAYMOND K F CHIEN		No Vote/Not Signed	53,539.000000	No Vote	N
General	# 37 : ROBERT FRANKS		Not Entitled to Vote	0.000000	Accept	N
General	# 265 : SCOTT WATERS		Late	0.000000	Accept	N
General	# 25 : SEAN YU		Not Entitled to Vote	0.000000	Reject	N
General	# 266 : SIMON WONG		Late	0.000000	Accept	N
General	# 269 : TIM WRATHALL		Late	174.967500	Accept	Y
General	# 262 : VICKY WONG		Late	2,657.049100	Accept	N
Master	# 280 : BROWN BROTHERS HARRIMAN & CO	0042	Late	220.000000	Accept	N
Master	# 231 : CITIBANK N A	#99	No Vote	90.000000	No Vote	Y

BLT04	Detail Report of Voting Results (Invalid)	Page 5 of 8
BLT04117	CDC CORP. CASE ADMINISTRATION	23-Aug-12 2:35 PM

Class 3 Equity Interests

Ballot Type	Ballot ID & Voter Name	Acct No.	Reason for Invalid Status	Ballot Shares	Vote	Elect 3B
Master	# 231 : CITIBANK N A	#107	No Vote	16.000000	No Vote	Y
Master	# 231 : CITIBANK N A	#116	No Vote	26.000000	No Vote	Y
Master	# 231 : CITIBANK N A	#106	No Vote	72.000000	No Vote	Y
Master	# 231 : CITIBANK N A	#117	No Vote	13.000000	No Vote	Y
Master	# 231 : CITIBANK N A	#109	No Vote	90.000000	No Vote	Y
Master	# 231 : CITIBANK N A	#100	No Vote	20.000000	No Vote	Y
Master	# 231 : CITIBANK N A	#110	No Vote	100.000000	No Vote	Y
Master	# 231 : CITIBANK N A	#111	No Vote	26.000000	No Vote	Y
Master	# 231 : CITIBANK N A	#112	No Vote	67.000000	No Vote	Y
Master	# 231 : CITIBANK N A	#113	No Vote	66.000000	No Vote	Y
Master	# 231 : CITIBANK N A	#103	No Vote	16.000000	No Vote	Y
Master	# 231 : CITIBANK N A	#101	No Vote	50.000000	No Vote	Y
Master	# 231 : CITIBANK N A	#121	No Vote	20.000000	No Vote	Y
Master	# 231 : CITIBANK N A	#114	No Vote	100.000000	No Vote	Y
Master	# 231 : CITIBANK N A	#115	No Vote	10.000000	No Vote	Y
Master	# 231 : CITIBANK N A	#105	No Vote	12.000000	No Vote	Y
Master	# 231 : CITIBANK N A	#120	No Vote	66.000000	No Vote	Y
Master	# 231 : CITIBANK N A	#122	No Vote	83.000000	No Vote	Y
Master	# 231 : CITIBANK N A	#123	No Vote	66.000000	No Vote	Y
Master	# 231 : CITIBANK N A	#124	No Vote	32.000000	No Vote	Y
Master	# 231 : CITIBANK N A	#108	No Vote	16.000000	No Vote	Y
Master	# 231 : CITIBANK N A	#98	No Vote	33.000000	No Vote	Y
Master	# 231 : CITIBANK N A	#102	No Vote	100.000000	No Vote	Y
Master	# 231 : CITIBANK N A	#119	No Vote	73.000000	No Vote	Y
Master	# 231 : CITIBANK N A	#104	No Vote	33.000000	No Vote	Y
Master	# 231 : CITIBANK N A	#118	No Vote	100.000000	No Vote	Y
Master	# 111 : CITIGROUP GLOBAL MARKETS INC	-1-9	No Vote	33.000000	No Vote	Y
Master	# 194 : CREDIT SUISSE SECURITIES (USA) LLC		No Vote Detail	0.000000	No Vote	N
Master	# 174 : MORGAN STANLEY SMITH BARNEY INC	4993	No Vote	66.000000	No Vote	Y
Master	# 174 : MORGAN STANLEY SMITH BARNEY INC	7783	No Vote	13.000000	No Vote	Y
Master	# 174 : MORGAN STANLEY SMITH BARNEY INC	5525	No Vote	63.000000	No Vote	Y
Master	# 174 : MORGAN STANLEY SMITH BARNEY INC	0774	No Vote	91.000000	No Vote	Y
Master	# 174 : MORGAN STANLEY SMITH BARNEY INC	2428	No Vote	33.000000	No Vote	Y
Master	# 174 : MORGAN STANLEY SMITH BARNEY INC	4303	No Vote	66.000000	No Vote	Y

BLT04	Detail Report of Voting Results (Invalid)	Page 6 of 8
BLT04117	CDC CORP. CASE ADMINISTRATION	23-Aug-12 2:35 PM

Class 3 Equity Interests

Ballot Type	Ballot ID & Voter Name	Acct No.	Reason for Invalid Status	Ballot Shares	Vote	Elect 3B
Master	# 174 : MORGAN STANLEY SMITH BARNEY INC	9621	No Vote	27.000000	No Vote	Y
Master	# 174 : MORGAN STANLEY SMITH BARNEY INC	2808	No Vote	666.000000	No Vote	Y
Master	# 174 : MORGAN STANLEY SMITH BARNEY INC	2871	No Vote	66.000000	No Vote	Y
Master	# 174 : MORGAN STANLEY SMITH BARNEY INC	5410	No Vote	66.000000	No Vote	Y
Master	# 169 : NATIONAL FINANCIAL SERVICES LLC	63-1	No Vote	100.000000	No Vote	Y
Master	# 169 : NATIONAL FINANCIAL SERVICES LLC	8971	No Vote	33.000000	No Vote	Y
Master	# 169 : NATIONAL FINANCIAL SERVICES LLC	6911	No Vote	30.000000	No Vote	Y
Master	# 169 : NATIONAL FINANCIAL SERVICES LLC	2542	No Vote	66.000000	No Vote	Y
Master	# 169 : NATIONAL FINANCIAL SERVICES LLC	5121	No Vote	66.000000	No Vote	Y
Master	# 169 : NATIONAL FINANCIAL SERVICES LLC	8121	No Vote	66.000000	No Vote	Y
Master	# 169 : NATIONAL FINANCIAL SERVICES LLC	5091	No Vote	66.000000	No Vote	Y
Master	# 169 : NATIONAL FINANCIAL SERVICES LLC	9971	No Vote	33.000000	No Vote	Y
Master	# 169 : NATIONAL FINANCIAL SERVICES LLC	4591	No Vote	34.000000	No Vote	Y
Master	# 169 : NATIONAL FINANCIAL SERVICES LLC	8282	No Vote	16.000000	No Vote	Y
Master	# 169 : NATIONAL FINANCIAL SERVICES LLC	3721	No Vote	87.000000	No Vote	Y
Master	# 169 : NATIONAL FINANCIAL SERVICES LLC	4682	No Vote	66.000000	No Vote	Y
Master	# 169 : NATIONAL FINANCIAL SERVICES LLC	1791	No Vote	33.000000	No Vote	Y
Master	# 169 : NATIONAL FINANCIAL SERVICES LLC	0541	No Vote	33.000000	No Vote	Y
Master	# 169 : NATIONAL FINANCIAL SERVICES LLC	4781	No Vote	83.000000	No Vote	Y
Master	# 169 : NATIONAL FINANCIAL SERVICES LLC	6702	No Vote	13.000000	No Vote	Y
Master	# 169 : NATIONAL FINANCIAL SERVICES LLC	0811	No Vote	66.000000	No Vote	Y
Master	# 169 : NATIONAL FINANCIAL SERVICES LLC	0001	No Vote	50.000000	No Vote	Y
Master	# 169 : NATIONAL FINANCIAL SERVICES LLC	8311	No Vote	66.000000	No Vote	Y
Master	# 169 : NATIONAL FINANCIAL SERVICES LLC	1041	No Vote	18.000000	No Vote	Y
Master	# 169 : NATIONAL FINANCIAL SERVICES LLC	7021	No Vote	100.000000	No Vote	Y
Master	# 169 : NATIONAL FINANCIAL SERVICES LLC	5411	No Vote	66.000000	No Vote	Y
Master	# 169 : NATIONAL FINANCIAL SERVICES LLC	9031	No Vote	18.000000	No Vote	Y
Master	# 169 : NATIONAL FINANCIAL SERVICES LLC	7221	No Vote	66.000000	No Vote	Y
Master	# 169 : NATIONAL FINANCIAL SERVICES LLC	0821	No Vote	69.000000	No Vote	Y
Master	# 169 : NATIONAL FINANCIAL SERVICES LLC	8251	No Vote	33.000000	No Vote	Y
Master	# 169 : NATIONAL FINANCIAL SERVICES LLC	7301	No Vote	83.000000	No Vote	Y
Master	# 169 : NATIONAL FINANCIAL SERVICES LLC	4361	No Vote	33.000000	No Vote	Y
Master	# 169 : NATIONAL FINANCIAL SERVICES LLC	4181	No Vote	100.000000	No Vote	Y
Master	# 169 : NATIONAL FINANCIAL SERVICES LLC	7241	No Vote	33.000000	No Vote	Y

BLT04	Detail Report of Voting Results (Invalid)	Page 7 of 8
BLT04117	CDC CORP. CASE ADMINISTRATION	23-Aug-12 2:35 PM

Class 3 Equity Interests

Ballot Type	Ballot ID & Voter Name	Acct No.	Reason for Invalid Status	Ballot Shares	Vote	Elect 3B
Master	# 169 : NATIONAL FINANCIAL SERVICES LLC	3601	No Vote	66.000000	No Vote	Y
Master	# 169 : NATIONAL FINANCIAL SERVICES LLC	3081	No Vote	16.000000	No Vote	Y
Master	# 169 : NATIONAL FINANCIAL SERVICES LLC	2851	No Vote	60.000000	No Vote	Y
Master	# 169 : NATIONAL FINANCIAL SERVICES LLC	1671	No Vote	20.000000	No Vote	Y
Master	# 169 : NATIONAL FINANCIAL SERVICES LLC	5501	No Vote	63.000000	No Vote	Y
Master	# 169 : NATIONAL FINANCIAL SERVICES LLC	5521	No Vote	16.000000	No Vote	Y
Master	# 169 : NATIONAL FINANCIAL SERVICES LLC	6971	No Vote	100.000000	No Vote	Y
Master	# 169 : NATIONAL FINANCIAL SERVICES LLC	2361	No Vote	33.000000	No Vote	Y
Master	# 169 : NATIONAL FINANCIAL SERVICES LLC	7311	No Vote	10.000000	No Vote	Y
Master	# 169 : NATIONAL FINANCIAL SERVICES LLC	8551	No Vote	1.000000	No Vote	Y
Master	# 169 : NATIONAL FINANCIAL SERVICES LLC	7902	No Vote	33.000000	No Vote	Y
Master	# 169 : NATIONAL FINANCIAL SERVICES LLC	4922	No Vote	33.000000	No Vote	Y
Master	# 169 : NATIONAL FINANCIAL SERVICES LLC	9661	No Vote	33.000000	No Vote	Y
Master	# 169 : NATIONAL FINANCIAL SERVICES LLC	8672	No Vote	100.000000	No Vote	Y
Master	# 243 : PERSHING LLC	T 37	No Vote	16.000000	No Vote	Y
Master	# 243 : PERSHING LLC	T 38	No Vote	100.000000	No Vote	Y
Master	# 144 : RBC CAPITAL MARKETS LLC	0408	Superseded	16.000000	Accept	N
Master	# 144 : RBC CAPITAL MARKETS LLC	0293	Superseded	666.000000	Accept	N
Master	# 144 : RBC CAPITAL MARKETS LLC	8124	Superseded	333.000000	Accept	N
Master	# 144 : RBC CAPITAL MARKETS LLC	0379	Superseded	216.000000	Accept	N
Master	# 172 : SCOTTRADE INC	#39	No Vote	16.000000	No Vote	Y
Master	# 172 : SCOTTRADE INC	#29	No Vote	33.000000	No Vote	Y
Master	# 172 : SCOTTRADE INC	#7	No Vote	46.000000	No Vote	Y
Master	# 281 : STATE STREET BANK & TRUST CO	BPAE	Late	60.000000	No Vote	Y
Master	# 281 : STATE STREET BANK & TRUST CO	BPAE	Late	66.000000	No Vote	Y
Master	# 235 : STATE STREET BANK & TRUST COMPANY	BPAE	No Vote	126.000000	No Vote	Y
Master	# 234 : STATE STREET BANK & TRUST COMPANY	BJRA	No Vote	33.000000	No Vote	Y
Master	# 304 : STATE STREET BANK & TRUST COMPANY	BJRA	Late	6,502.000000	Accept	N
Master	# 304 : STATE STREET BANK & TRUST COMPANY	BJRA	Late	16.000000	Reject	Y
Master	# 304 : STATE STREET BANK & TRUST COMPANY	BJRA	Late	33.000000	No Vote	Y
Master	# 304 : STATE STREET BANK & TRUST COMPANY	BJRA	Late	43.000000	Accept	Y
Master	# 304 : STATE STREET BANK & TRUST COMPANY	BJRA	Late	100.000000	Accept	Y
Master	# 304 : STATE STREET BANK & TRUST COMPANY	BJRA	Late	33.000000	Accept	Y
Master	# 304 : STATE STREET BANK & TRUST COMPANY	BJRA	Late	50.000000	Accept	Y

BLT04	Detail Report of Voting Results (Invalid)	Page 8 of 8
BLT04117	CDC CORP. CASE ADMINISTRATION	23-Aug-12 2:35 PM

Class 3 Equity Interests

Ballot Type	Ballot ID & Voter Name	Acct No.	Reason for Invalid Status	Ballot Shares	Vote	Elect 3B
Master	# 304 : STATE STREET BANK & TRUST COMPANY	BJRA	Late	8.000000	Accept	Y
Master	# 304 : STATE STREET BANK & TRUST COMPANY	BJRA	Late	11.000000	Accept	Y
Master	# 304 : STATE STREET BANK & TRUST COMPANY	BJRA	Late	83.000000	Accept	Y
Master	# 233 : THE NORTHERN TRUST COMPANY	7457	No Vote	33.000000	No Vote	Y
Master	# 282 : UBS FINANCIAL SERVICES INC	0011	Late	333.000000	Accept	N
Master	# 115 : UNION BANK		No Vote Detail	0.000000	No Vote	N
Master	# 245 : VANGUARD	#12	No Vote	66.000000	No Vote	N
Master	# 261 : VANGUARD BROKERAGE SVCS		No Vote Detail	0.000000	No Vote	N

Total for Class 3				115,957.349900

CERTIFICATE OF SERVICE

This is to certify that I have this date served a true and correct copy of the foregoing (1) REPORT OF BALLOTING; (2) STATEMENT REGARDING BALLOTS NOT COUNTED; and (3) CERTIFICATION OF VOTING upon all those parties listed below by electronic mail as shown:

David S. Weidenbaum

James H. Morawetz

Office of the United States Trustee

362 Richard B. Russell Building

75 Spring Street, S.W.

Atlanta, GA 30303

david.s.weidenbaum@usdoj.gov

jim.h.morawetz@usdoj.gov

C. Edward Dobbs

James S. Rankin

Joshua J. Lewis

Parker, Hudson, Rainer & Dobbs, LLP

1500 Marquis Two Tower

285 Peachtree Center Avenue, N.E.

Atlanta, GA 30303

jrankin@phrd.com

edobbs@phrd.com

jlewis@phrd.com

Timothy T. Brock

Aaron M. Zeisler

Abigail Snow

Satterlee Stephens Burke & Burke, LLP

230 Park Avenue, 11th Floor

New York, NY 10169

tbrock@ssbb.com

azeisler@ssbb.com

asnow@ssbb.com

Thomas J. Fleming

Olshan Grundman Frome Rosenzweig & Wolosky, LLP

Park Avenue Tower

65 East 55th Street

New York, NY 10022

tfleming@olshanlaw.com

Gus H. Small

Anna Mari Humnicky

Cohen Pollock Merlin & Small, P.C.

3350 Riverwood Parkway, Suite 1600

Atlanta, GA 30339

gsmall@cpmas.com

ahumnicky@cpmas.com

Alan Kolod

Alan E. Gamza

Abraham Y. Skoff

Moses & Singer, LLP

The Chrysler Building

405 Lexington Avenue

New York, NY 10174

akolod@mosessinger.com

agamza@mosessinger.com

askoff@mosessinger.com

J. Robert Williamson

John T. Sanders, IV

Scroggins & Williamson, P.C.

1500 Candler Building

127 Peachtree Street, N.E.

Atlanta, GA 30303

rwilliamson@swlawfirm.com

jsanders@swlawfirm.com

Jeffrey W. Kelley

J. David Dantzler, Jr.

Stephen S. Roach

Troutman Sanders, LLP

600 Peachtree Street, N.E., Suite 5200

Atlanta, GA 30308-2216

jeffrey.kelley@troutmansanders.com

david.dantzler@troutmansanders.com

stephen.roach@troutmansanders.com

David W. Cranshaw

Morris, Manning & Martin, LLP

3343 Peachtree Road, N.E., Suite 1600

Atlanta, GA 30326

dwc@mmmlaw.com

2

Nicole L. Greenblatt

Alexandra P. Kolod

Kirkland & Ellis, LLP

601 Lexington Avenue

New York, NY 10022

ngreenblatt@kirkland.com

alexandra.kolod@kirkland.com

Stuart Casillas

Kirkland & Ellis, LLP

555 California Street

San Francisco, CA 94104

stuart.casillas@kirkland.com

Joseph D. Stutz, General Counsel

CDC Corporation

2002 Summit Boulevard, Suite 700

Atlanta, GA 30319

jstutz@cdcgs.com

Marcus A. Watson, Chief Restructuring Officer

CDC Corporation

c/o Finley, Colmer and Company

5565 Glenridge Connector, Suite 300

Atlanta, GA 30342

marc@finleycolmer.net

Henry F. Sewell, Jr.

David E. Gordon

McKenna Long & Aldridge LLP

303 Peachtree Street, Suite 5300

Atlanta, GA 30308

hsewell@mckennalong.com

dgordon@mckennalong.com

Eric Lopez Schnabel

Robert W. Mallard

Jessica Mikhailevich

Dorsey & Whitney, LLP

51 W. 52nd Street

New York, NY 10019

schnabel.eric@dorsey.com

mallard.robert@dorsey.com

mikhailevich.jessica@dorsey.com

3

Raj Gulati

Broad Crossing, Inc.

6 Cornish Court

Dix Hills, NY 11746

rgulati@broadcrossing.com

Rajan Vaz

29 Rosenbrook Drive

Lincoln Park, NJ 07035

Rajan_vaz@yahoo.com

Arthur J. Steinberg

King & Spalding, LLP

1185 Avenue of the Americas

New York, NY 10036

asteinberg@kslaw.com

Daniel P. Goldberg

Holwell Shuster & Goldberg, LLP

335 Madison Avenue, 9th Floor

New York, NY 10017

dgoldberg@hsgllp.com

Susan R. Sherrill-Beard

Senior Trial Counsel/Bankruptcy

U.S. Securities and Exchange Commission

Atlanta Regional Office

3475 Lenox Road, N.E., Suite 1000

Atlanta, GA 30326-1232

Sherrill-BeardS@sec.gov

Jesse H. Austin, III

Paul, Hastings, Janofsky & Walker LLP

600 Peachtree Street, N.E., Suite 2400

Atlanta, GA 30308

jessaustin@paulhastings.com

4

Scott B. Riddle

Suite 1530 Tower Place

3340 Peachtree Road, N.E.

Atlanta, GA 30326

sbriddle@mindspring.com

This 27th day of August, 2012.

/s/ William D. Matthews
William D. Matthews
Georgia Bar No. 470865

5